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              U.S. SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                           FORM 10-SB/A-1


            GENERAL FORM FOR REGISTRATION OF SECURITIES
                     OF SMALL BUSINESS ISSUERS
 Under Section 12(b) and (g) of the Securities Exchange Act of 1934


                            AMG OIL LTD.
           (Name of Small Business Issuer in its charter)


                          STATE OF NEVADA
   (State or other jurisdiction of incorporation or organization)

                                 NA
                (I.R.S. Employer Identification No.)


                 Suite 700, 700 - 6th Avenue SW
                         Calgary, Alberta
                               Canada
                              T2P-0T8
              (Address of Principal Executive Offices)

                           (403) 531-9706
Issuer's telephone number, including area code:

 Securities to be registered pursuant to Section 12(b) of the Act:
                                None

 Securities to be registered pursuant to Section 12(g) of the Act:

                            Common Stock
                          (Title of class)









                        (End of cover page)











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ITEM 1.   DESCRIPTION OF BUSINESS

     Except for the description of historical facts contained herein, this Form 10-SB contains certain forward-looking statements within the meaning of the "safe harbour" provisions of the Private Securities Litigation Reform Act of 1995 concerning future activities of the Registrant and the Registrant's future prospects that involve risks and uncertainties, including the possibility that the Registrant will: (i) be unable to find commercial quantities of hydrocarbons, (ii) never achieve profitable operations, or (iii) not receive additional financing as required to support future operations, as detailed herein and under Item 2 - PLAN OF OPERATIONS and from time to time in the Registrant's future filings with the Securities and Exchange Commission and elsewhere. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements.

(a)  Business Development

     AMG Oil Ltd. ("the Registrant") and its wholly-owned subsidiary, AMG Oil (NZ) Limited ("the NZ Subsidiary"), is a Calgary, Alberta, Canada based oil and gas exploration company with a 30% participating interest in Petroleum Exploration Permit 38256 ("PEP 38256"), a hydrocarbon property located on the South Island of New Zealand. (Refer to Item 3 - Description of Property). The Registrant's operations are conducted through its NZ Subsidiary and its exploration office in Wellington, New Zealand. The Registrant intends to participate in the exploration and, where warranted, development of its property and to investigate and to acquire interests in other oil and gas properties in the Austral-Pacific region.

     The Registrant was incorporated on February 20, 1997 under the name Trans New Zealand Oil Company by filing its Articles of
Incorporation with the Secretary of State (Nevada). The Registrant changed its name to AMG Oil Ltd. on July 27, 1998. The Registrant's fiscal year end is September 30.

     The shares of the Registrant became quoted through the facilities of the Over-the-Counter Bulletin Board ("OTCBB"), United States, on May 19, 1997 where its shares continued to be quoted through that facility under the symbol "AMGO" until August 1, 1999. On August 1, 1999, the Registrant's shares discontinued from trading on the OTCBB due to the Registrant's failure to become a "Reporting Issuer" under the 1934 Exchange Act. Since August 1, 1999, the Registrant's shares continue to be quoted on the "Pink Sheets," operated by the National Quotation Bureau, under the symbol "AMGO."

At December 31, 1999, the authorized capital of the Registrant was 100,000,000 common shares with a par value of US$0.00001 per common share of which 14,200,000 common shares were outstanding (undiluted).

(b)  Business of the Issuer

     Currently, the Registrant holds a 30% in PEP 38256, a petroleum exploration license located on the South Island of New Zealand and holds an option to acquire up to a further 50% interest in PEP 38256. PEP 38256 is in the exploration stage. The assessment of the potential of this property to contain petroleum reserves involves, among other things, a consideration of discoveries made by third parties on

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properties adjacent to, or, depending on circumstances, in the area of the properties of the Registrant. Geological conditions are, however, unpredictable. The discovery of reserves on properties adjacent to, or in the area of, properties of the Registrant is no assurance that commercially recoverable reserves of oil and gas will be discovered on the Registrant's properties. See Risk Factors under this item.

Hydrocarbon Tenures in New Zealand

     In New Zealand, a prospecting licence was a form of tenure held under the Petroleum Act 1937, the predecessor legislation to the Crown Minerals Act of 1991. As the tenure of such permits granted under the original act expired, they were replaced by exploration permits under the 1991 legislation. In New Zealand, permits are granted to the first applicant for specified minerals in a specific area, and generally prescribe work to be performed over the term of the permit. In most cases, permits contain a work program approved by the Minister of Energy.

     Prospecting permits are limited forms of tenure granted under the 1991 Act for two years under conditions the Minister of Energy considers appropriate. The Registrant does not hold any prospecting permits.

     Under the Crown Minerals Act of 1991, the exploration permit grants the right to explore for a specified mineral for a term of five years and may be extended for up to a further five (5) years over half its area on conditions the Minister of Energy considers appropriate. If the holder of an exploration permit (the "Holder") discovers a deposit or occurrence, and satisfies the Minister of Energy that the results of exploration justify granting a mining permit, the Holder may, on application before the expiry of the exploration permit, obtain a mining permit for up to 40 years for such part of the land as the deposit or occurrence relates to. Changes to the conditions prescribed in a permit may be made by application to the Minister of Energy, provided the Holder is in substantial compliance with the conditions of the permit.

     The Crown Minerals Act of 1991 also provides for the revocation of a permit if the Minister of Energy has reason to believe that the Holder is contravening, or not making reasonable efforts to comply with, the Crown Minerals Act, the conditions of the permit, or a notice to rectify the contravention or non-compliance. Any transfer or other dealing with a permit is subject to the timely completion of an application and becomes effective only upon the consent of the Minister of Energy, under such conditions as deemed appropriate.

     The Minister of Energy may also direct that any resultant petroleum products be refined or processed in New Zealand. The Minister of Energy also has the jurisdiction to unitize producing permits.
Finally, the Crown Minerals Act of 1991 provides procedures for the resolution of conflict with other forms of land tenure.

Environmental Regulation in New Zealand

     Since 1990, the government of New Zealand has developed a comprehensive statutory regime dealing with the effect of development on the environment. Depending on the location of the petroleum interest, differing laws apply where petroleum exploration and development is concerned. On land and in waters within twelve miles of

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the coast, the Resource Management Act of 1991 controls users of natural and physical resources, with a view to managing resource usage in ways that will not compromise future utilization. The Resource Management Act of 1991 places the emphasis on the assessment of the proposed activities' impact on the environment and sustainable management of the environment.

     Under the Resource Management Act of 1991, resource management is governed by local authorities. Regional and district councils establish their own rules and standards for environmental assessments and required degrees of consultation. Both regional and district councils must produce and continuously update planning schemes for their jurisdictions. These schemes may limit industries to designated areas, depending on the environmental or social effects. The right to take from, and discharge into, waterways for industrial purposes requires approval from various regional catchment authorities, which may require maintenance of water quality standards.

     Resource consents authorize the use or development of a natural or physical resource, or permit an activity to be conducted which may affect the environment. Under the Resource Management Act of 1991, there are five types of resource consents: land use consent, subdivision consent, water permits, discharge permits and coastal permits. Certain applications require public notice and allow public involvement in the assessment process. Adverse decisions made by a regional or district council may be appealed to the Environmental Court.

     Petroleum exploration and development outside of the twelve-mile coastal boundary fall under the Maritime Transport Act of 1994. The Registrant holds no licenses or permits that fall under the jurisdiction of this authority.

Risk Factors

     The common shares of the Registrant must be considered a speculative investment due to a number of factors. Readers should carefully consider the risks described below before deciding whether to invest in shares of the Registrant's common stock. If the Registrant does not successfully address any of the risks described below, there could be a material adverse effect on the Registrant's business, financial condition or results of operations, and the trading price of the Registrant's common stock may decline and investors may lose all or part of their investment. The Registrant cannot assure any investor that it will successfully address these risks.

     The purchase of the common shares involves a number of significant risk factors. Purchasers of common shares should consider the following:

     1.   Limited History of Operations and Reliance on Expertise of
Certain Persons

     The Registrant has a limited history of operations and is dependent on management by its president and directors for the acquisition, exploration and development of petroleum properties, and on the advice of consulting geologists retained by the Registrant from time to time. Certain key individuals employed by the Registrant are experienced in the acquisition, exploration and development of petroleum properties in New Zealand. Should these individuals leave the

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Registrant, the Registrant may have difficulty in finding a person of comparable education and experience to manage the business of the Registrant.

     2.   Limited Financial Resources

     The Registrant has limited financial resources and will have to raise additional funds to sustain, continue and expand its business. The Registrant currently has no revenues and relies principally on the issuance of common shares to raise funds to finance the business of the Registrant. There is no assurance that market conditions will continue to permit the Registrant to raise funds if required. Should the Registrant fail to raise additional capital the Registrant will be unable to carry out its plan of operations (See ITEM 2 - PLAN OF OPERATIONS) and will be forced to abandon PEP 38256 which is currently the Registrant's sole property (See Risk Factor #15).

     3.   Competition with Other Companies

     Other companies with greater financial resources or expertise are in competition with the Registrant. The Registrant must compete with such companies in bidding for the acquisition of petroleum interests from various state authorities, in purchasing or leasing equipment necessary to explore for, develop and produce hydrocarbons and in obtaining the services of personnel in the exploration for, and development and production of, hydrocarbons. While the Registrant has acquired various rights to explore, there is no assurance that personnel and equipment will be available to carry out the programs planned by the Registrant.

     4. Failure to Locate Commercial Quantities of Hydrocarbons and Geological Risks

     There is no assurance that commercial quantities of hydrocarbons will be discovered and prices for hydrocarbons may vary, rendering any deposit discovered uneconomic. In addition, even if hydrocarbons are discovered, the costs of extraction and delivering the hydrocarbons to market may render any deposit found uneconomic. Geological conditions are variable and unpredictable. Even if production is commenced from a well, the production will inevitably decline and may be affected or terminated by changes in geological conditions that cannot be foreseen or remedied by the Registrant.

     Prices for oil and gas may fluctuate widely from time to time depending on international demand, production and other factors which cannot be foreseen by the Registrant. A decline in price may render a discovery uneconomic.

     5.   Governmental Laws and Local Conditions

     Claims of aboriginal peoples in New Zealand may adversely affect the rights or operations of the Registrant. There is no assurance that governmental regulation will not vary, including regulations relating to prices, royalties, allowable production, environmental matters, import and export of hydrocarbons and protection of water resources and agricultural lands. The Registrant is subject to numerous foreign governmental regulations that relate directly and indirectly to its operations including title to the petroleum interests acquired by the Registrant, production, marketing and sale of hydrocarbons, taxation, environmental matters, restriction on the withdrawal of capital from a

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country in which the Registrant is operating and other factors. There is no assurance that the laws relating to the ownership of petroleum interests and the operation of the business of the Registrant in the jurisdictions in which it currently operates will not change in a manner that may materially and adversely affect the business of the Registrant. There is, however, no assurance that the laws of any jurisdiction in which the Registrant carries on business may not change in a manner that materially and adversely affects the business of the Registrant.

     6.   Environmental Risks

     The Registrant is subject to laws and regulations that control the discharge of materials into the environment, require removal and cleanup in certain circumstances, require the proper handling and disposal of waste materials or otherwise relate to the protection of the environment. In operating and owning petroleum interests, the Registrant may be liable for damages and the costs of removing hydrocarbon spills for which it is held responsible. Laws relating to the protection of the environment have in many jurisdictions become more stringent in recent years and may, in certain circumstances, impose strict liability, rendering the Registrant liable for environmental damage without regard to negligence or fault on the part of the Registrant. Such laws and regulations may expose the Registrant to liability for the conduct of, or conditions caused by, others or for acts of the Registrant that were in compliance with all applicable laws at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on the business of the Registrant. The Registrant believes that it has conducted its business in substantial compliance with all applicable environmental laws and regulations.

     7.   Possible Lack of or Inadequacy of Insurance

     The Registrant maintains insurance against certain public liability, operational and environmental risks, but there is no assurance that an event causing loss will be covered by such insurance, that such insurance will continue to be available to, or carried by, the Registrant or, if available and carried, that such insurance will be adequate to cover the Registrant's liability.

     8.   No Assurance of Earnings or Dividends and Taxation of
Dividends

     The Registrant has no history of earnings and there is no assurance that the business of the Registrant will be profitable and, even if the business of the Registrant is profitable, there is no assurance the board of directors will declare dividends on common shares.

     9.   Marketing of Petroleum Products

     The availability of products sold, or to be sold, by the Registrant may be restricted or rendered unavailable due to factors beyond the control of the Registrant, such as change in laws in the jurisdictions in which the properties of the Registrant are located, changes in the source of supply in foreign countries, prohibition on use due to testing and licencing requirements and in certain areas of the world civil disorder or governmental confiscation without compensation.

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     Even if the Registrant makes discoveries in commercial quantities, development of a discovery may take a number of years and financial conditions at that time cannot be determined. The Registrant holds its cash reserves in US dollars but incurs the majority of its expenses in New Zealand dollars. An increase in value of the New Zealand dollar versus the US dollar would have a detrimental effect to the Registrant as the Registrant's expenses incurred would, in turn, increase in US dollars.

     10.  Activities of Management

     The management of the Registrant and the growth of the Registrant's business depends on certain key individuals who may not be easily replaced if they should leave the Registrant; and persons in management have other business interests which may result in them devoting, from time to time, some of their time to such other interests.

     11.  Inadequacy of Public Market

     The Registrant's common shares are quoted through the facilities of the National Quotation Bureau. Management's strategy is to develop a public market for its common shares by soliciting brokers to become market makers of the Registrant's common shares. To date, however, the Registrant has solicited only a limited number of such securities brokers to become market makers. There can be no assurance that a stable market for the Registrant's common shares will ever develop or, if it should develop, be sustained. It should be assumed that the market for the Registrant's common shares will continue to be highly illiquid, sporadic and volatile. These securities should not be purchased by anyone who cannot afford the loss of the entire investment. As of August 1999, the Registrant was required to become and maintain status as a reporting issuer under the Securities Exchange Act of 1934 (the "34 Act"), in order to be traded by broker-dealers regulated by the National Association of Securities Dealers. If the Company is delayed in becoming a reporting issuer under the 34 Act, or fails to continue to be a reporting issuer, management may encounter difficulty in maintaining or expanding a trading market in the near term, if at all, and shareholders may not be able to sell their shares in the public market. While management currently intends to obtain and maintain status as a reporting issuer under the 34 Act, there can be no assurance that the Registrant can or will obtain or maintain such status.

     12.  Dilution

     The Registrant's Articles of Incorporation authorize the issuance of 100,000,000 shares of common stock. The Registrant's Board of Directors has the power to issue any or all of such shares that are not yet issued without stockholder approval. The Registrant's Board of Directors will likely issue some or all of such shares to acquire further capital in order to carry out its intended operations or expand its current operations, or to provide additional financing in the future. The issuance of any such shares may result in a reduction of the book value or market price of the outstanding shares of the Registrant's common shares. If the Registrant does issue any such additional shares, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of control of the Registrant.

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     The Registrant has adopted a stock option plan authorizing the purchase of up to 3,000,000 shares. The Registrant has additional options issued and outstanding as of December 31, 1999 to purchase up to 800,000 shares exercisable at a price of US$0.50 per share. The existence of below market options could adversely affect the market price of the Registrant's shares and could impair the Registrant's ability to raise additional capital through the sale of its equity securities or debt financing.

     13.  Loss of Investment

     An investment in the common shares of the Registrant should only be made by persons who can afford a complete loss of their investment and there is no assurance that the common shares of the Registrant will increase in value from the amount at which a member acquired common shares of the Registrant.

     14.  Shares Eligible For Future Sale

     Approximately 1,200,000 shares of restricted common stock will become eligible for sale under Rule 144 on approximately March 17, 2000. Although there is no assurance or agreement that these holders will not sell any of their shares, management believes that they intend to retain most if not all of their holdings for the near future. If a substantial number of these shares were to be offered for sale or sold in the market, the market price of the Registrant's common shares likely would be affected adversely

     15.  Risk Inherent in Exploration

     All of the properties of the Registrant are at the exploration stage and without known, commercial reserves of oil or gas. Oil and gas exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing and profitable properties.

     16.  Consequences of Failure to Satisfy Prescribed Permit or
License Terms and Conditions

     In all cases, the terms and conditions of the permit or license granting the right to the Registrant, or the party from which the Registrant acquired, or agreed to acquire, directly or indirectly, the right to explore for and develop hydrocarbons prescribe a work program and the date or dates before which such work program must be done. Varying circumstances, including the financial resources available to the Registrant, availability of required equipment, expertise of the management of the Registrant and other matters relating to the Registrant, reliance on third party operators of permits and licenses or circumstances beyond the control or influence of the Registrant may result in the failure to satisfy the terms and conditions of a permit or license and result in the complete loss of the interest in the permit or license without compensation to the Registrant. Such terms and conditions may, in certain cases, be renegotiated with applicable regulatory authorities, but there is no assurance that if a term or condition of a license or permit that is required to be satisfied will not, or has not been met and may result in the loss of the interest in such permit or license that such term or condition will be renegotiated with the applicable authority.



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     17.  Dealings with Associated Companies

     The Registrant shares its interest in PEP 38256 with two other companies through their respective subsidiaries, Indo-Pacific Energy Ltd. and Trans-Orient Petroleum Ltd., which have common or connected management and the same principal shareholder.

     The percentage participation of the Registrant and another associated company in a property is determined by the boards of directors of each such company in accordance with the best business judgment of the board based on the assessment of the relative requirements and abilities of the companies to participate and applicable law. Persons who are not willing to rely on the exercise of judgment by the respective boards of directors in determining the participation in properties should not consider an investment in the shares of the Registrant or of other associated companies.

     18.  Defeasance of Title

     The possibility exists that title to one or more properties of the Registrant may be lost due to an omission in the claim of title. The Registrant does not maintain title insurance.

     19.  Penny Stock Regulation

     The Securities and Exchange Commission (the "SEC") has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the NASDAQ National Market System, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements often have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules. The Registrant's common stock is currently subject to the penny stock rules, and accordingly, investors may find it difficult to sell their shares, if at all.

Employees and Consultants

     The Registrant is in the development stage and other than its executive officers, Mr. Cameron Fink (President) and Dr. David Bennett (Vice-President of Exploration), the Registrant does not have any employees, as exploration activities on PEP 38256 are conducted by the joint venture operator, Indo-Pacific Energy Ltd. As the operator incurs expenses on the permit the operator submits cash calls on a periodic

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basis to the Registrant. The dollar value of the cash calls submitted by the operator to the Registrant will be based upon the Registrant's percentage interest in PEP 38256. The Registrant also receives corporate services from DLJ Management Corp. The services consist of shareholder relations and communications, legal and accounting support. DLJ Management Corp. provides their services on a part time basis whereby they devote approximately 20% of their time to matters related to the Registrant. DLJ Management Corp. is paid for its services on a cost recovery basis.

     In addition to the foregoing, the Registrant also receives technical services from exploration consultants. The principal consultants engaged by the Registrant are Dr. Bruce Morris, Mr. Roger Brand, Mr. David Francis and Mr. Carey Mills.

     Dr. Morris trained and lectured as a sedimentologist at University of Victoria (New Zealand). Over the last nine years, he has been involved in remote oilfield operations in Papua New Guinea, and with exploration in the Taranaki and East Coast Basin of New Zealand. Dr. Morris has also worked as a well site geologist for Exxon in the Gippsland Basin, Australia.

     Mr. Brand has over 20 years experience in the oil industry. After graduating from Oxford University (United Kingdom) in 1974, he worked for British Petroleum as a geologist in the North Sea and onshore United Kingdom. Following a move to New Zealand in 1982, Mr. Brand served as Chief Geologist for New Zealand Oil and Gas Ltd. for three years. Since 1986, he has conducted a variety of exploration assessments and prospect valuations for major and minor oil companies based in New Zealand, Australia and Papua New Guinea. His main interests lie in the definition of hydrocarbon plays in New Zealand's Taranaki Basin.

     Mr. Francis is a highly experienced field geologist with over 15 years specialist activity in New Zealand's East Coast Basin. He has completed numerous scientific papers and company reports detailing East Coast petroleum geology.

     Mr. Mills provides a broad range of capabilities. Before joining the Registrant, Mr. Mills worked as a petrophysisist for Exxon on the West Tuna Field in the Gippsland Basin, Australia, on the Moran discovery in Papua New Guinea and had other responsibilities.

     For definitions of technical terms used in the description of properties, see the Glossary of Industry Terms.

GLOSSARY OF INDUSTRY TERMS

     Currency and Measurement
All currency amounts in this Form 10-SB are stated in United States dollars unless otherwise indicated.

     Metric and Imperial Units

Conversion from metric units into imperial equivalents is as follows:






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Metric Units                  Imperial Units

hectare                       2.471 acres
meter (m)                     3.281 feet
kilometer (km)                0.621 miles (3,281 feet)

Geologic Time
                                             Number of Years
Name of Era         Name of Period           before Present
(Millions)

Quaternary          Holocene                 0 to 0.4
                    Pleistocene              0.4 to 1.8
Tertiary            Pliocene                 1.8 to 5.0
                    Miocene                  5.0 to 24
                    Oligocene                24 to 38
                    Eocene                   38 to 56
                    Paleocene                56 to 66
Mesozoic            Cretaceous               66 to 140
                    Jurassic                 140 to 200
                    Triassic                 200 to 250
Paleozoic           Permian                  250 to 290
                    Carboniferous            290 to 365
                    Devonian                 365 to 405
                    Silurian                 405 to 425
                    Ordovician               425 to 500
                    Cambrian                 500 to 570
Precambrian         Precambrian              > 570

     Other Geological Expressions

Anticline is a geologic structure in which the sedimentary strata are folded to form an arch or dome.

Appraisal Well is a well drilled after an existing discovery well to determine the extent of the resources of the field.

Basin is a segment of the crust of the Earth in which thick layers of sediments have accumulated over a long period of time.

Condensate refers to hydrocarbons associated with natural gas which are liquid under surface conditions but gaseous in a reservoir before extraction.

Depletion is the reduction in petroleum reserves due to production.

Development refers to the phase in which a proven oil or gas field is brought into production by drilling and completing production wells and the wells, in most cases, are connected to the petroleum gathering system.

Discovery is the location by drilling of a well of an accumulation of gas, condensate or oil reserves, the size of which may be estimated but not precisely quantified and which may or may not be commercially economic, depending on a number of factors.

Dry Hole is a well drilled without finding commercially economic quantities of hydrocarbons.



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Exploration Well is a well drilled in a prospect without knowledge of the underlying sedimentary rock or the contents of the underlying rock.

Farm In or Farm Out refers to a common form of agreement between or among petroleum companies where the holder of the petroleum interest agrees to assign all or part of an interest in the ownership to another party that is willing to fund agreed exploration activities which may be more or less than the proportionate interest assigned to such other party.

Fault is a fracture in a rock or rock formation along which there has been an observable amount of displacement.

Field is an area that is producing, or has been proven to be capable of producing, hydrocarbons.

Formation is a reference to a group of rocks of the same age extending over a substantial area of a basin.

Frontier Exploration is exploration in an area that has seen little previous exploration but offers the potential for the discovery of large reserves of hydrocarbons.

Geology is the science relating to the history and development of the Earth.

Hydrocarbon is the general term for oil, gas, condensate and other petroleum products.

Lead is an inferred geological feature or structural pattern which on further investigation may be upgraded to a prospect.

Participating Interest or Working Interest is an equity interest, compared with a royalty interest, in an oil and gas property whereby the participating interest holder pays its proportionate or agreed percentage share of development and operating costs and receives its proportionate share of the proceeds of hydrocarbon sales after deduction of royalties due on gross income.

Pay Zone is the stratum or strata of sedimentary rock in which oil or gas is found.

Permit or License is an area that is granted for a prescribed period of time for exploration, development or production under specific contractual or legislative conditions.

Pipeline is a system of interconnected pipes that gather and transport hydrocarbons from a well or field to a processing plant or to a facility that is built to take the hydrocarbons for further transport, such as a gas liquifaction plant.

Play is a combination of geologic features that have the potential for the accumulation of hydrocarbons.

Prospect is a potential hydrocarbon trap which has been confirmed by geological and geophysical studies to warrant the drilling of an exploration well.




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Reservoir is a porous and permeable sedimentary rock formation containing adequate pore space in the rock to provide storage space for oil, gas or water.

Royalty is the entitlement to a stated or determinable percentage of the proceeds received from the sale of hydrocarbons calculated as prescribed in applicable legislation or in the agreement reserving the royalty to the owner of the royalty.

Seal is an impervious sedimentary rock formation overlying a reservoir that prevents the further migration of hydrocarbons.

Seep is the natural flow of oil or gas to the Earth's surface from a formation or through cracks and faults indicating that a formation containing hydrocarbons may be located somewhere nearby.

Seismic refers to a geophysical technique using low frequency sound waves to determine the subsurface structure of sedimentary rocks.

Show is the detectable presence of hydrocarbons during the drilling of a well.

Source Rock is sedimentary rock, usually fine-grained shale rich in organic matter, the geologic conditions, including conditions of temperature, pressure and time, and history of which is favourable for the formation of hydrocarbons.

Top Seal is a rock formation through which hydrocarbons cannot move which lies above a trap and below which hydrocarbons accumulate to form a pool.

Trap is a geological structure in which hydrocarbons build up to form an oil, condensate or gas field.


ITEM 2.   PLAN OF OPERATIONS

     The Registrant has been principally involved in the acquisition, interpretation and mapping of seismic on PEP 38256 during the past two years and hence has not yet received revenues from operations, profitability or break-even cash flow.

     The plan of operations for the next 12 months is to continue the exploration of PEP 38256, with a view to acquiring sufficient seismic data and interpreting such data to be able to identify at least one drilling prospect and to then consider exercising an option to acquire up to an 80% interest in the permit. The Registrant intends to pay for and collect another 100 miles of seismic data to define prospects to a level suitable for drilling before June 16, 2000. Upon exercising the drilling option the Registrant will be required to pay the costs of drilling up to two exploration wells to earn an additional 50% interest in the permit, or the cost of one exploration well to earn an additional 35% interest in the permit. Currently the terms of the permit require the participants by August 25, 2000 to drill an exploration well to the lesser of 1,200 metres or the economic basement.

     The Registrant has experienced losses in each fiscal period reported on. At the end of the Registrant's 1999 fiscal year, it had $295,025 in working capital, consisting of $258,129 in cash, $92 in accounts receivable and $42,876 in marketable securities minus accounts payable of $6,072. The estimated costs to acquire the additional seismic are approximately $300,000. The costs to drill the initial well are approximately $1,000,000 including testing. The Registrant does not have sufficient funds to carry out its intended plan of operations for the next 12 months without seeking additional funds. The Registrant relies principally on the issuance of common shares by private placements to raise funds to finance the business of the Registrant. There is no assurance that market conditions will continue to permit the Registrant to raise funds when required. If possible the Registrant will issue more common shares at prices determined by the Board of Directors, possibly resulting in dilution of the value of common shares, and, given there is no preemptive right to purchase common shares, if a member does not purchase additional common shares, the percentage share ownership of the member in the Registrant will be reduced.

     Management does not expect any significant increases in the number of employees in the near future.


ITEM 3.   DESCRIPTION OF PROPERTY

     The Registrant maintains a 120 square foot head office space located at Suite 700, 700 - 6th Avenue SW, Calgary, Alberta, Canada, from which the President of the Registrant conducts business on behalf of the Registrant. The Registrant also maintains a 4,000 square foot operations office in Wellington, New Zealand from which the joint venture operations are conducted. This office space is shared with the operator of PEP 38256, Indo-Pacific Energy Ltd. and two other exploration companies.

     The sole interest owned by the Registrant is a 30% participating interest in PEP 38256, an exploration permit, and an option to acquire before June 16, 2000 up to a further 50% participating interest in PEP 38256 from Indo-Pacific Energy Ltd. ("Indo") and Trans-Orient Petroleum Ltd. ("TOP"). Indo is the operator on PEP 38256 and is carrying out the required exploration programs for the Registrant pursuant to an operating agreement dated June 25, 1998 and under which the initial 30% participating interest of the Registrant was acquired. The option agreement was modified by three subsequent agreements dated December 3, 1998, October 26, 1999 and February 23, 2000 which extended the period of time in which the Registrant must exercise its option to acquire a further interest in PEP 38256 to June 16, 2000. Additionally, the amendments provided the Registrant with a choice of committing to:
( Option A') to earn an additional 50% participating interest in PEP 38256 (25% each from Indo and TOP) by funding all expenditures including an agreed program of seismic work leading up to and including the drilling of two exploration wells. Alternatively, the Registrant may, at its election, earn an additional 35% participating interest (17.5% each from Indo and TOP) in PEP 38256 by funding all work leading up to and including the drilling of one exploration well ( Option B'). In the event that the Registrant exercises Option B, it shall acquire a further option ( Option C') to earn an additional 15% participating interest in PEP 38256 by funding all further work up to and including a second exploration well on a separate exploration target. Option C must be exercised within 30 days of reaching the predetermined target depth in the exploration well drilled pursuant to the exercise of Option B.

     The Registrant is maintaining the option by funding ongoing costs including the acquisition of additional seismic, an independent evaluation of the permit by the Geology Department of the University of Canterbury, and other technical studies.

     On January 31, 2000, Indo and TOP issued a news release disclosing that Indo and TOP have entered into a letter of intent under which all of the oil and gas assets of TOP will be sold to Indo including TOP's PEP 38256 permit interest. Should Indo and TOP conclude the agreement to sell these assets the interest holders in PP 38256 would be the Registrant (30%) and Indo (70%).

Petroleum Exploration Permit 38256, South Island

     The Canterbury Basin is located both onshore and offshore in the area surrounding Christchurch, on the South Island of New Zealand. The total area of the Canterbury Basin is approximately twelve million acres. The sediments in the Canterbury Basin range in age from Middle Cretaceous to Miocene. PEP 38256, which contains a portion of the Canterbury Basin, was granted on August 25, 1997 to Indo and TOP. The permit area is situated in the onshore area surrounding Christchurch and encompasses 2,760,120 acres (4,312.69 square miles). The permit term is five years, but a minimum of 50% must be relinquished within three years. Any production permits granted will be for a term of up to 40 years from the date of issue. The Crown in right of New Zealand has reserved a royalty of the greater, in any one year, of five per cent of net sales revenue from the sale of petroleum products or 20% of accounting profits.

     On June 25, 1998, Indo and TOP granted two options to the Registrant. The first option was for the Registrant to acquire a 30% participating interest upon payment of past costs and a 125-mile seismic program designed to identify two drilling prospects. This option was exercised on August 4, 1998. The second option entitles the Registrant to acquire up to a further 50% participating interest on payment of any additional required seismic and for the cost of drilling up to two exploratory wells. Currently the participants and their interests in PEP 38256 are the Registrant (30%), Indo (35%) and TOP (35%).

     Five exploration wells have been drilled on PEP 38256 since 1914. Four exploration wells in the offshore part of the Canterbury Basin have been drilled since 1970, two of which resulted in gas-condensate discoveries. The data gathered from these past activities is relevant in interpreting the geology of PEP 38256, but generally, the area is lightly explored. The basement rocks are Paleozoic and Mesozoic metasediments. Overlying these in places are Cretaceous coal measure formations, and Paleocene and Eocene terrestrial sediments which gradually become of marine origin towards the eastern part of the basin. Overlying these formations are Oligocene limestone and sandstone formations which are principally marine in origin. The early Miocene period saw the deposition of marine sandstones and mudstones with a gradation to nonmarine sediments in the late Miocene period. The Pliocene and Quaternary strata are principally gravels derived from the formation of the Southern Alps with some volcanics.

     The sandstones in the Miocene, Paleocene and late Cretaceous formations are considered to be potential reservoirs, with lesser emphasis placed on the Eocene and Oligocene limestones. Interbedded mudstones would provide seals for the reservoirs. Source formations are thought to be Late Jurassic to Upper Cretaceous coal formations, and Late Cretaceous Whangai mudstones and Paleocene Waipawa Black Shale formations, which are identified as source rocks in other New Zealand basins.

     Under the terms of the permit, the participants completed a work program to locate and analyse petroleum seeps within the permit area, model existing gravity data and acquire new gravity data, collect and interpret a minimum of ten magnetotelluric stations, process existing seismic data and complete surface geological work by November 25, 1998. Additionally, the participants met the requirement to collect, process and interpret 48 miles of new seismic data by August 25, 1999. The participants also acquired, processed and interpreted a further 25 miles of additional seismic data, required by February 25, 2000, and committed to drilling the first exploratory well. In addition to the work required to be completed under the terms of the permit, the participants intend to acquire a further 100 miles of seismic in order to define a suitable drilling location. The participants are now required to drill an exploratory well by August 25, 2000.

     Several sizable leads and prospects, including the Ealing, Arcadia and Chertsey South Leads, were identified by the 125 miles of seismic data collected in 1998, and by the 165 miles of seismic data collected in 1999. However more seismic data is required to define drilling targets on those prospects.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT

     The Registrant's securities are recorded on the books of its transfer agent in registered form. However, a majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective clients and the Registrant does not have knowledge of the beneficial owners thereof. The Registrant is not directly or indirectly owned or controlled by a corporation or foreign government.

     As of February 29, 2000, the Registrant had an authorized share capital of 100,000,000 common shares with a par value of $0.00001 per share of which 14,200,000 shares were issued and outstanding.

     The following table sets forth, as of February 29, 2000, the beneficial shareholdings of persons or entities holding five per cent or more of the Registrant's common stock, each director individually, each named executive officer and all directors and officers of the Registrant as a group. Each person has sole voting and investment power with respect to the shares of Common Stock shown, and all ownership is of record and beneficial.

Name and                 Amount and
Address of               Nature of
Beneficial               Beneficial                         Percent
Owner                    Ownership      Position            of Class

Cameron Fink             Nil [1]        President and        0.00%
Calgary, Alberta                        Director

Michael Hart             Nil [1]        Director             0.00%
Vancouver,
 British Columbia

Alex Guidi               4,477,000      Director            31.53%
Vancouver,                shares [1]
 British Columbia

David Bennett               20,000      Director             0.14%
Karori, New Zealand       shares [1]

Mark Katsumata               8,000      Secretary/Treasurer  0.06%
Vancouver,                shares [1]    and Chief Financial
 British Columbia                       Officer

All officers             4,505,000                          31.73%
 and directors            shares
 as a group

Source Rock Holdings     1,800,000                          12.68%
 Ltd., a wholly-owned     shares
 subsidiary of Indo-
 Pacific Energy Ltd.
 [2][4]
 Karori, New Zealand

Reservoir Rock Holdings  1,400,000                           9.86%
 Ltd., a wholly-owned     shares
 subsidiary of Trans-
 Orient Petroleum Ltd.
 [3][4]
 Karori, New Zealand
Brad Holland             1,173,500                           8.26%
Vancouver,                shares
 British Columbia

Ronald Bertuzzi          1,103,000                           7.77%
Vancouver,                shares
 British Columbia

[1] The Registrant established a non-qualified stock option plan (the "Plan") for directors, officers, employees and consultants who provide services to the Registrant. Under the terms of the plan, 3,000,000 shares will be reserved for issuance under the plan. Any options issued under the plan will expire on the earlier of 10 years from the establishment of the Plan or the expiry date assigned to the individual option grant. As of the end of February 2000, the Registrant has not issued any options under the Plan. The Registrant is in the process of determining the appropriate number of options each director, officer, employee and consultant of the Registrant will receive.

[2] Source Rock Holdings Ltd., a wholly-owned subsidiary of Indo-Pacific Energy Ltd., holds an option to acquire 200,000 shares exercisable at a price of US$0.50 per share expiring on July 31, 2000.

[3] Reservoir Rock Holdings Ltd., a wholly-owned subsidiary of Trans-Orient Petroleum Ltd., holds an option to acquire 600,000 shares exercisable at a price of US$0.50 per share expiring on July 31, 2000.

[4] The parent companies of Source Rock Holding Ltd. and Reservoir Rock Holdings Ltd., Indo-Pacific Energy Ltd. ("Indo") and Trans-Orient Petroleum Ltd. ("TOP"), respectively, have entered into a letter of intent under which all of the oil and gas assets of TOP will be sold to Indo. As part of the payment for these assets, Indo will transfer its 1,800,000 shares of the Registrant and the remaining option to acquire 200,000 shares in the Registrant to TOP's subsidiary, Reservoir Rock Holdings Ltd. After the transaction is completed, TOP will own a total of 3,200,000 shares (22.54% of the Registrant's outstanding shares) and a combined option to acquire 800,000 shares exercisable at a price of US$0.50 per share expiring on July 31, 2000.

     Mr. Alex Guidi is currently in discussions with TOP regarding the transfer of 3,000,000 common shares of the Registrant owned by Mr. Guidi to TOP. No agreement has been executed as the parties are still negotiating the terms of the sale. Should the sale occur, TOP would own 43.66% of the Registrant's outstanding shares.

See Item 7 - Certain Relationships and Related Transactions


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The names, municipality of residence, age and position held of the directors and executive officers of the Registrant are as follows:

Name and Municipality of      Age       Position Held
Residence

Cameron Fink                  32        President & Director
Calgary, Alberta
Canada

Dr. David Bennett [1]         54        Director & Vice-President of
Karori, Wellington                      Exploration
New Zealand

Alex Guidi [1]                41        Director
Vancouver, British Columbia
Canada

Michael Hart [1]              52        Director
Vancouver, British Columbia
Canada

Mark Katsumata                34        Secretary, Treasurer and
Vancouver, British Columbia             Chief Financial Officer
Canada

Notes:
[1] Member of audit committee.

     All directors have a term of office expiring at the next annual general meeting of the Registrant, unless re-elected or earlier vacated in accordance with the bylaws of the Registrant. All officers have a term of office lasting until their removal or replacement by the board of directors.

     Mr. Cameron Fink has been a member of the board of directors since December 1999. Mr. Fink received a B.Sc. in Geophysics at the University of Alberta, graduating in 1993 with First Class Honours. In June of 1995, he graduated with an M.Sc. in Geophysics with First Class standing. In August of 1995, Mr. Fink joined Amoco Canada Petroleum Company as an interpretation geophysicist in the exploration department where he worked primarily in the structural trapping regime of the Rocky Mountain foothills. Mr. Fink's position required that he be critically involved in the design of seismic surveys, both 2-D and 3-D, oversee the processing of the seismic data, and develop quality drillable prospects through the interpretation of these data. In the fall of 1997, Mr. Fink accepted an expatriate assignment in New Orleans, Louisiana working Amoco's offshore shelf properties in the Gulf of Mexico. In September 1999, Mr. Fink was employed as a Senior Geophysicist by Dominion Energy Canada Limited.

     Dr. David Bennett has been a member of the board of directors since June 1998. Dr. Bennett received a Bachelor of Arts (Natural Sciences) from Cambridge University in 1968 and a Master of Science in Exploration Geophysics from the University of Leeds in 1969. In 1973, Dr. Bennett received his doctorate in Geophysics from the Australian National University and from 1973 to 1975 conducted post-doctoral research at the University of Texas (Dallas). From 1975 to 1977, Dr. Bennett was a post-doctoral fellow and lecturer at the University of Wellington, New Zealand. From 1977 to 1982, Dr. Bennett was employed by the Department of Scientific and Industrial Research, Government of New Zealand and from 1982 to 1994 was employed as geophysicist, exploration manager and finally general manager by New Zealand Oil and Gas Ltd. Dr. Bennett was an independent consultant from 1994 to 1996 when he joined the Registrant. Dr. Bennett has been the president, chief executive officer and member of the board of directors of Indo-Pacific Energy Ltd. since October 1996. Since April 1997, he has been the president of Trans-Orient Petroleum Ltd. and a member of the board of directors and president of Durum Cons. Energy Corp.

     Mr. Alex Guidi has been a member of the board of directors since August 1997. Mr. Guidi has been involved in public markets since 1985, and since 1989 in the oil and gas sector. Mr. Guidi has organized and financed several oil and gas companies. Mr. Guidi has been chairman of the board and a member of the board of directors of the Indo-Pacific Energy Ltd. since October 1996. From July 1988 to December 1995, Mr. Guidi was a member of the board of directors of Trans-Orient Petroleum Ltd. and was elected a member of the board of directors on January 28, 1998 and chairman on April 22, 1998. From December 1990 to May 1996, Mr. Guidi was a member of the board of directors of Durum Cons. Energy Corp. and was president from August 1992 to May 1996. See Item 7 - Certain Relationships and Related Transactions.

     Mr. Hart has worked in the financial services sector with a number of large financial institutions, between the years 1983-1990, where he acted as an account executive and financial consultant. From 1990 to 1995, Mr. Hart fulfilled the responsibilities of business and sales manager within the automotive sector. Subsequent to 1995, Mr. Hart worked with an investment banking group which was responsible for taking projects from their infancy to the public markets and has had experience with public companies operating within the oil & gas industry. Currently, Mr. Hart is the President of both Hart-Byrne Enterprises Ltd. and On The Wing Productions Inc., private companies that are developing specialized products for the music industry.

     Mr. Mark Katsumata was a director from February 29, 1997 to August 6, 1997 and secretary from February 20, 1997 to August 6, 1997. Mr. Katsumata was appointed secretary-treasurer on June 25, 1997. Mr. Katsumata is a certified general accountant who was in public practice from 1990 to 1994 in Vancouver, B.C. In 1994, Mr. Katsumata joined associated companies of the Registrant as controller. Mr. Katsumata is also the secretary of Trans-Orient Petroleum Ltd., Durum Cons. Energy Corp., Indo-Pacific Energy Ltd. and secretary-treasurer of Gondwana Energy, Ltd. and Verida Internet Corp.

     None of the individuals listed above are subject to any anticipated or threatened legal proceedings of a material nature.


ITEM 6.   EXECUTIVE COMPENSATION

                    Annual Compensation Long-Term Compensation
                                   Awards                   Payouts
(a)            (b)  (c)    (d)   (e)     (f)        (g)       (h)     (i)
                                 Other              Securities        All
                                 Annual  Restricted Under             Other
Name and                         Compen- Stock      Options/  LTIP    Compen
Principal           Salary Bonus sation  Awards     SARS      Payouts sation
Position       Year ($)    ($)   ($)     ($)        (#)       ($)     ($)
[S]            [C]  [C]    [C]   [C]     [C]        [C]       [C]     [C]
David Bennett  1999 -      -     4,483    -         -         -       -
Vice-President 1998 -      -     4,295    -         -         -       -
Exploration    1997 -      -        -     [1]       -         -       -
 & Director

Cameron Fink   1999 -      -        -     -         -         -       -
President      1998 -      -        -     -         -         -       -
& Director     1997 -      -        -     -         -         -       -

Ronald
 Bertuzzi      1999 -      -        -     -         -         -       -
Former         1998 -      -        -     -         -         -       -
 President     1997 -      -        -     [2]       -         -       -
 & Director

Michael Hart   1999 -      -        -     -         -         -       -
 Director      1998 -      -        -     -         -         -       -
               1997 -      -        -     -         -         -       -

Alex Guidi     1999 -      -        -     -         -         -       -
 Director      1998 -      -    18,000    -         -         -       -
               1997 -      -        -     [3]       -         -       -

Mark Katsumata 1999 -    -          -     -         -         -       -
Secretary,     1998 -    -          -     -         -         -       -
 Treasurer     1997 -    -          -     [4]       -         -       -
 & Chief
 Financial Officer

[1] On April 2, 1997, Dr. David Bennett was issued 20,000 shares at a price of $0.10 per share under Regulation D (Rule 504), for total proceeds paid by Dr. Bennett of $2,000. On April 2, 1997, the Registrant's shares were not quoted on the OTCBB.

[2] On April 2, 1997, Ronald Bertuzzi was issued 1,000,000 shares at a price of $0.001 per share under Regulation D (Rule 504), for total proceeds paid by Mr. Bertuzzi of $1,000. On April 2, 1997, the Registrant's shares were not quoted on the OTCBB.

[3] On April 2, 1997, Pacific Reach Management Ltd., a private company wholly-owned by Alex Guidi, was issued 195,000 shares at a price of $0.10 per share under Regulation D (Rule 504), for total proceeds paid by Pacific Reach Management Ltd. of $19,500. On April 2, 1997, the Registrant's shares were not quoted on the OTCBB.

     On August 11, 1997, International Resource Management Corporation (formerly 437577 B.C. Ltd.), a private company wholly-owned by Alex Guidi, was issued 3,000,000 shares at a price of $0.01 per share under Regulation S (901), for total proceeds paid by International Resource Management Corporation of $30,000. On August 8, 1997, (the closest date to the issuance on which the Registrant's shares traded) the Registrant's share price closed at $.50 per share.

[4] On April 2, 1997, Mark Katsumata was issued 5,000 shares at a price of $0.10 per share under Regulation D (Rule 504), for total proceeds paid by Mr. Katsumata of $500. On April 2, 1997, the Registrant's shares were not quoted on the OTCBB.

     On September 29, 1997, Mark Katsumata was issued 5,000 shares at a price of $0.05 per share under Regulation D (Rule 504), for total proceeds paid by Mr. Katsumata of $250. On September 17, 1997 (the closest date to the issuance on which the Registrant's shares traded) the Registrant's share price closed at $.50 per share.

     The Registrant established a non-qualified stock option plan (the "Plan") for directors, officers, employees and consultants who provide services to the Registrant. Under the terms of the plan, 3,000,000 shares will be reserved for issuance under the plan. Any options issued under the plan will expire on the earlier of 10 years from the establishment of the Plan or the expiry date assigned to the individual option grant. As at March 13, 2000, the Registrant has not issued any options under the Plan. The Registrant is in the process of determining the appropriate number of options each director, officer and employee of the Registrant will receive.

     The Registrant does not have any long-term incentive plans to the Named Executive Officers during the 1999 fiscal year.

     The directors of the Registrant do not receive salaries or fees for serving as directors of the Registrant, nor do they receive any compensation for attending meetings of the Board of Directors or serving on committees of the Board of Directors. The Registrant may, however, determine to compensate its directors in the future. Directors are entitled to reimbursement of expenses incurred in attending meetings. In addition, the directors of the Registrant are entitled to participate in the Registrant's stock option plan. See above description of the stock option plan in this section.

     There are no compensation arrangements for employment, termination of employment or change-in-control between the Registrant and the Named Executive Officers.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Parties

     None of the directors or officers of the Registrant nor any person who beneficially owns, directly or indirectly, shares carrying more than five percent of outstanding shares of the Registrant, has any material interest, direct or indirect, in any transaction during the last two years or in any proposed transaction which, in either case, has or will materially affect the Registrant, or any subsidiaries, except as follows:

     (a) by an agreement dated June 25, 1998, the Registrant was granted an option to earn a 30% participating interest (15% from each of Indo and TOP) in Petroleum Exploration Permit 38256, Canterbury Basin, South Island, New Zealand exercisable by paying for the costs of a 200-kilometer seismic program and was granted the right to elect to earn up to a further 50% participating interest (25% from each of Indo and TOP) by paying for any additional seismic to define two drilling prospects and the costs of drilling two exploration wells (the "Drilling Option");

     (b) by agreements dated December 3, 1998, October 26, 1999 and February 23, 2000, the Drilling Option was extended to June 15, 2000 and the conditions of the Drilling Option have been amended accordingly;

     (c) by agreements dated June 25, 1998 and July 25, 1998, the Registrant issued 1,000,000 shares to Source Rock Holdings Ltd.
("Source Rock"), a subsidiary of Indo, at a price of US$0.25 per share and 1,000,000 shares to Reservoir Rock Holdings Ltd. ("Reservoir
Rock"), a subsidiary of TOP, for US$0.25 per share;

     (d) by agreements dated June 25, 1998, the Registrant granted to each of Source Rock and Reservoir Rock an option to acquire 1,000,000 shares exercisable at a price of US$0.50 per share before the earlier of July 31, 2000 or thirty business days after the Registrant or any subsidiary of the Registrant ceases to have a right to earn an interest in, or to hold an interest in, PEP 38256, Canterbury Basin, South Island, New Zealand. On March 17, 1999, Source Rock exercised part of its option and acquired 800,000 shares of the Registrant in exchange for the payment of $400,000. Additionally, on March 17, 1999, Reservoir Rock exercised its part of its option and acquired 400,000 shares of the Registrant in exchange for the payment of $200,000.

     (e) by an agreement dated June 25, 1998, the Registrant assigned to Gondwana Energy, Ltd. ("Gondwana") a 20% participating interest in Petroleum Exploration Permit 38723, Taranaki Basin, North Island, New Zealand for past costs and for 100,000 shares of Gondwana at a deemed price of US$0.10 per share;

     (f) by an agreement dated April 1, 1998, a subsidiary of the Registrant assigned to a subsidiary of TOP for past costs a 20% participating interest in Petroleum Exploration Permit 38332, East Coast Basin, North Island, New Zealand with the consent of Indo and Boral Energy Resources NZ Ltd.; and

     (g) subsidiaries of Indo and TOP agreed to transfer to a subsidiary of the Registrant a 20% participation interest in PEP 38256, Canterbury Basin, South Island, New Zealand in 1997, but this transaction was cancelled by agreement dated December 31, 1997 because the subsidiary did not at the time have sufficient funds to carry out required work.

     Except as otherwise disclosed in this Form 10-SB, the following is of relevance:

     Mr. Alex Guidi is a member of the board of directors, the chairman and principal shareholder of Indo. Mr. Guidi is the chairman, a member of the board of directors, principal shareholder and the promoter of TOP. Mr. Guidi is a member of the board of directors, principal shareholder and promoter of the Registrant. Mr. Guidi is the principal shareholder and promoter of Gondwana.

     Dr. David Bennett is the president, chief executive officer, member of the boards of directors and a shareholder of the Registrant and Indo. Dr. Bennett is a member of the board of directors and a shareholder of TOP.

     Mr. Mark Katsumata is the secretary and controller and a shareholder of the Registrant, Indo, TOP and Gondwana.

     Mr. Michael Hart is member of the board of directors of Registrant and TOP.

Transactions with Promoter

     In addition to his position in the management of the Registrant, Mr. Alex Guidi is the promoter of the Registrant. During the previous five-year period Mr. Guidi received directly or indirectly, from the Registrant the following:

     On April 2, 1997, Pacific Reach Management Ltd., a private company wholly-owned by Alex Guidi, was issued 195,000 shares at a price of $0.10 per share under Regulation D (Rule 504), for total proceeds paid by Pacific Reach Management Ltd. of $19,500.

     On August 11, 1997, International Resource Management Corporation (formerly 437577 B.C. Ltd.), a private company wholly-owned by Alex Guidi, was issued 3,000,000 shares at a price of $0.01 per share under Regulation S (901), for total proceeds paid by International Resource Management Corporation of $30,000.


ITEM 8.   DESCRIPTION OF SECURITIES

     The Registrant's securities consist of common stock with a par value of $0.00001 per share. The Registrant's authorized capital is 100,000,000 common shares of which 14,200,000 common shares are issued and outstanding as of February 29, 2000. All of the Registrant's common stock, both issued and unissued, is of the same class and ranks equally as to dividends, voting powers and participation in the assets of the Registrant on a winding-up or dissolution. No common shares have been issued subject to call or assessment. Each common share is entitled to one vote with respect to the election of directors and other matters. The shares of common stock do not have cumulative voting rights.

Therefore, the holders of a majority of shares voting for the election of directors can elect all the directors then standing for election, if they chose to do so, and in such event the holders of the remaining shares will not be able to elect any directors.

     The common shares have no preemptive or conversion rights, and no provisions for redemption, purchase for cancellation, surrender of sinking fund or purchase fund. Provisions as to the creation or modifications, amendments or variations of such rights or such provisions are contained in the Private Corporations Act, Chapter 78, Nevada Revised Statutes.

     Neither the Articles of Incorporation nor the Bylaws of the Registrant contain specific provisions which would delay, defer or prevent a change in control of the Registrant. However, approximately
85.8 million common stock shares are authorized but unissued as of February 29, 2000. All of such authorized but unissued shares will be available for future issuance by the Board of Directors without additional shareholder approval. These additional shares may be used for a variety of purposes, including future offerings to raise additional capital or to facilitate acquisitions. One of the effects of the existence of unissued and unreserved common stock may be to enable the Board of Directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of the Registrant by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Registrant.

     The Registrant's transfer agent is American Securities Transfer & Trust, Inc. 938 Quail Street, Suite 101, Lakewood, Co 80215, telephone
(303) 234-5300, facsimile (303) 234-5340.


                              PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     The Registrant's shares trade on the "Pink Sheets" interdealer quotation operated by the National Quotation Bureau under the symbol AMGO. Prior to August 2, 1999, the Registrant's shares traded on the Bulletin Board under the trading symbol "AMGO." Summary trading by quarter for the 1999 and 1998 fiscal years are as follows:

     Calendar Quarter              High Bid[1]    Low Bid[1]

     1999
          First Quarter            1.875          1.125
          Second Quarter           2.0625         0.75
          Third Quarter            0.9375         0.0625
          Fourth Quarter           0.625          0.25
     1998
          First Quarter            1.875          1.21875
          Second Quarter           1.75           0.125
          Third Quarter            3.125          1.25
          Fourth Quarter           3.125          1.50

Note:
[1] These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

     At February 29, 2000, there were 14,200,000 common shares of the Registrant issued and outstanding.

     At February 29, 2000, there were 21 holders of record including common shares held by brokerage clearing houses, depositories or otherwise in unregistered form. Other than those entities described in
Item 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT, the Registrant does not know the beneficial owners of such shares.

     No cash dividends have been declared by the Registrant nor are any intended to be declared. The Registrant is not subject to any legal restrictions respecting the payment of dividends, except that they may not be paid to render the Registrant insolvent. Dividend policy will be based on the Registrant's cash resources and needs and it is anticipated that all available cash will be needed for property acquisition, exploration and development for the foreseeable future.


ITEM 2.   LEGAL PROCEEDINGS

     There are no material legal proceedings to which the Registrant is subject to or which are anticipated or threatened.


ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     The Registrant's former independent auditor, KPMG LLP, Chartered Accountants, of Vancouver, British Columbia, Canada was dismissed by the Registrant on January 25, 1999. The former auditor had not expressed an opinion on any financial statements of the Registrant.

     The decision to change auditors was approved by the Registrant's board of directors. The board of directors decided to dismiss the former auditor due to the belief that the former auditor would not be able to consistently meet the time requirements for the preparation of the Registrant's financial statements. There were no disagreements with the former auditor on any audit or accounting issues.

     The Registrant engaged the firm of Telford Sadovnick, PLLC,
Certified Public Accountants, as its new auditor.


ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

     The Registrant was incorporated in February 1997. In the past three fiscal years, the Registrant has issued the following unregistered securities at the following prices. There were no underwriters engaged and no underwriting discounts or commissions paid. All issues were made pursuant to exemptions from registration contained in Regulation D, Rule 504 and Regulation S, Rules 901-905 of the 1933 Securities Act.

Date      Type of Security    Number         Proceeds  Exemption

1997
02/04/97  Common Shares       2,000,000      $101,000  Reg. D (504)
11/08/97  Common Shares       3,000,000      $  30,000 Reg. S (901)
29/09/97  Common Shares       4,000,000      $200,000  Reg. D (504)
31/12/97  Common Shares       2,000,000      $100,000  Reg. D (504)

1998
02/07/98  Common shares       1,500,000      $375,000  Reg. S (901)
14/08/98  Common Shares         500,000      $125,000  Reg. S (901)

1999
17/03/99  Common Shares       1,200,000      $600,000  Reg. S (901)

     There are no outstanding warrants to purchase shares. The Registrant established a stock option plan (the "Plan") for directors, officers, employees and consultants who provide services to the Registrant. Under the terms of the plan, 3,000,000 shares will be reserved for issuance under the plan. Any options issued under the plan will expire on the earlier of 10 years from the establishment of the Plan or the expiry date assigned to the individual option grant. As of March 15, 2000, the Registrant has not issued any options under the Plan. The Registrant is in the process of determining the appropriate number of options each director, officer, employee and consultants of the Registrant will receive.

     There are 800,000 shares subject to option to acquire common shares held as follows:

Name and Address              Number of Shares    Expiry Date and     Percent
of Beneficial Owner           Under Option        Exercise Price      of Class

Source Rock Holdings Ltd.     200,000[1][3]       July 31, 2000       25.00%
Karori, New Zealand                               US$0.50 per share

Reservoir Rock Holdings Ltd.  600,000[2][3]       July 31, 2000       75.00%
Karori, New Zealand                               US$0.50 per share

[1] Source Rock Holdings Ltd. is a wholly-owned subsidiary of Indo-Pacific Energy Ltd.

[2] Reservoir Rock Holdings Ltd. is a wholly-owned subsidiary of Trans-Orient Petroleum Ltd.

[3] The parent companies of Source Rock Holding Ltd. and Reservoir Rock Holdings Ltd., Indo-Pacific Energy Ltd. ("Indo") and Trans-Orient Petroleum Ltd. ("TOP"), respectively, have entered into a letter of intent under which all of the oil and gas assets of TOP will be sold to Indo. As part of the payment for these assets, Indo will transfer its 1,800,000 shares of the Registrant and the remaining option to acquire 200,000 shares in the Registrant to TOP's subsidiary, Reservoir Rock Holdings Ltd. After the transaction is completed, TOP will own a total of 3,200,000 shares (22.54% of the Registrant's outstanding shares) and a combined option to acquire 800,000 shares exercisable at a price of US$0.50 per share expiring on July 31, 2000.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The constating documents of the Registrant provide that the Registrant shall indemnify any director, officer, employee or agent of the Registrant to the full extent permitted by the laws of the State of Nevada. Chapter 78, rules 78.7502, 78.751 and 78.752 of the Nevada Revised Statutes contain the provisions which, subject to certain restrictions, in general provide for the Registrant's ability to indemnify, and thereby limit the personal liability of, the directors and officers of the Registrant against certain liabilities. Officers and directors of the Registrant are indemnified generally against expenses, actually and reasonably, incurred in connection with proceedings, whether civil or criminal, provided that it is determined that they acted in good faith, were not found guilty and, in any criminal matter, had reasonable cause to believe their conduct was not unlawful.


                              PART F/S

Financial Statement begin on following page.

                    TELFORD SADOVNICK, P.L.L.C.
                    Certified Public Accountants
                      114 West Magnolia Street
                             Suite 423
                    Bellingham, Washington 98225
                           (360) 392-2886
                         FAX (360) 392-2887

                    INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of AMG Oil Ltd. (formerly Trans New Zealand Oil Company)


We have audited the accompanying consolidated balance sheets of AMG Oil Ltd. (formerly Trans New Zealand Oil Company) (a development stage enterprise) as of September 30, 1999, 1998 and 1997 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended September 30, 1999, 1998, for the period from inception on February 20, 1997 to September 30, 1997 and for the period from inception on February 20, 1997 to September 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of AMG Oil Ltd. (formerly Trans New Zealand Oil Company) (a development stage enterprise) as of September 30, 1999, 1998 and 1997 and the results of its operations and its cash flows for the years ended September 30, 1999, 1998 and for the period from inception on February 20, 1997 to September 30, 1997 and for the period from inception on February 20, 1997 to September 30, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is a development stage enterprise and has yet to establish any revenues from business operations. As a result, there is substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Telford Sadovnick, P.L.L.C

CERTIFIED PUBLIC ACCOUNTANTS
Bellingham, Washington
February 23, 2000

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Consolidated Balance Sheets

As at September 30,           1999           1998           1997

Assets

Current
 Cash                         $   258,129    $  155,748     $ 310,612
 Accounts receivable                   92           917            -
 Marketable securities (Note 3)    42,876       180,510            -
                              -----------    ----------     ---------
                                  301,097       337,175       310,612

Investments (Note 4)               10,000        10,000            -
Oil and gas property (Note 5)     962,554       423,307            -
                              -----------    ----------     ---------
Total Assets                  $ 1,273,651    $  770,482     $ 310,612
                              ===========    ==========     =========
Liabilities
 Current
 Accounts payable and
  accrued liabilities         $     6,072    $    5,738     $   1,500
                              -----------    ----------     ---------
Total Liabilities                   6,072         5,738         1,500
                              -----------    ----------     ---------
Commitments and Contingencies
 (Notes 1 and 7)

Stockholders' Equity
Common stock, $0.00001 par
 value (Note 8) 100,000,000
 shares authorized
Issued and outstanding at
 September 30,
  1999: 14,200,000 shares
  1998: 13,000,000 shares
  1997:   9,000,000 shares            142           130            90
Additional paid-in capital      1,530,858       930,870       330,910
Deficit accumulated during
 the development stage           (263,421)     (166,256)      (21,888)

Total Stockholders' Equity      1,267,579       764,744       309,112
                              -----------    ----------     ---------
Total Liabilities and
 Stockholders' Equity         $ 1,273,651    $  770,482     $ 310,612
                              ===========    ==========     =========

Approved by the Board of Directors:

/s/ Cameron Fink                             /s/ David Bennett
Director                                     Director



   See accompanying notes to the consolidated financial statements

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Consolidated Statements of Operations


                                                    For the
                                                    Period from    Cumulative
                                                    Inception from Inception
                                                    on February    on February
                            Year Ended  Year Ended  20,1997 to     20, 1997 to
                            09/30/99    09/30/98    09/30/97       09/30/99

Revenues

Interest income             $  11,467   $   14,970  $   2,294     $     28,731
                            ---------   ----------  ---------     ------------
Expenses

General and administrative     43,786       21,931     24,182           89,899
Loss on sale of marketable
 securities                    16,135           -          -            16,135
Write-down of marketable
 securities                    48,551      144,346         -           192,897
Write-down of oil and gas
 property                         160           -          -               160
                            ---------   ----------  ---------     ------------
                              108,632      166,277     24,182          299,091
                            ---------   ----------  ---------     ------------
                              (97,165)    (151,307)   (21,888)        (270,360)

Gain on sale of oil
 and gas property                  -         6,939         -             6,939
                            ---------   ----------  ---------     ------------
Net loss for the period     $ (97,165)  $ (144,368) $ (21,888)    $   (263,421)
                            =========   ==========  =========     ============
Basic and diluted loss per
  share (Note 9)            $   (0.01)  $    (0.01) $   (0.01)    $      (0.03)
                            =========   ==========  =========     ============




















   See accompanying notes to the consolidated financial statements

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Consolidated Statements of Cash Flows

                                                     For the
                                                     Period from    Cumulative
                                                     Inception from Inception
                                                     on February    on February
                             Year Ended  Year Ended  20,1997 to     20, 1997 to
                             09/30/99    09/30/98    09/30/97       09/30/99

Operating Activities
Net loss for the period      $  (97,165) $ (144,368) $ (21,888)    $  (263,421)
Adjustments to reconcile net
 loss to cash applied to
 operating activities:
 Loss on sale of marketable
  securities                     16,135          -          -           16,135
 Write-down of marketable
  securities                     48,551     144,346         -          192,897
 Write-down of oil and
  gas property                      160          -          -              160
 Gain on sale of oil and
  gas property                       -       (6,939)        -           (6,939)
Changes in non-cash working capital:
 Accounts receivable                825        (917)        -              (92)
 Accounts payable and accrued
  liabilities                       334       4,238      1,500           6,072
                             ----------  ----------  ---------     -----------
Net cash used in
 operating activities           (31,160)     (3,640)   (20,388)        (55,188)
                             ----------  ----------  ---------     -----------
Financing Activities
Common shares issued
 for cash                       600,000     600,000    331,000       1,531,000
                             ----------  ----------  ---------     -----------
Net cash provided by financing
 activities                     600,000     600,000    331,000       1,531,000
                             ----------  ----------  ---------     -----------
Investing Activities
 Purchase of marketable
 securities                          -     (324,856)        -         (324,856)
 Proceeds from sale of marketable
  securities                     72,948          -          -           72,948
 Oil and gas property:
  Exploration                  (539,407)   (426,368)        -         (965,775)
                             ----------  ----------  ---------     -----------
Net cash used in
 investing activities          (466,459)   (751,224)        -       (1,217,683)
                             ----------  ----------  ---------     -----------
Net increase (decrease) in
 cash during the period         102,381    (154,864)   310,612         258,129
Cash position - Beginning
 of period                      155,748     310,612         -               -
                             ----------  ----------  ---------     -----------
Cash position-End of period  $  258,129  $  155,748  $ 310,612     $   258,129
                             ==========  ==========  =========     ===========
Supplemental disclosure of non-cash
  investing activities:
  Purchase of investments    $       -   $  (10,000) $      -      $   (10,000)
                             ==========  ==========  =========     ===========

   See accompanying notes to the consolidated financial statements

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Consolidated Statements of Changes in Stockholders' Equity
For the Periods Ended September 30, 1999, 1998 and 1997

                                                     Deficit
                                                     Accumulated
                                         Additional  during the   Total
                           Common Stock  Paid-in     Development  Stockholders'
                        Shares    Amount Capital     Stage        Equity

Balance at inception on
  February 20, 1997           -   $  -   $        -  $        -   $        -

Common stock issued for
 cash at $0.01, $0.05 and
 $0.10 per share       9,000,000     90      330,910                  331,000

Net loss during
 the period                                              (21,888)     (21,888)
                      ----------  -----  -----------  ----------  -----------
Balance at
 September 30, 1997   9,000,000      90      330,910     (21,888)     309,112

Common stock issued
 for cash at $0.05
 per share            2,000,000      20       99,980                  100,000

Common stock issued
 for cash at $0.25
 per share            2,000,000      20      499,980                  500,000

Net loss during
 the period                                             (144,368)    (144,368)
                     ----------   -----  -----------  ----------  -----------
Balance at
 September 30, 1998  13,000,000     130      930,870    (166,256)     764,744

Common stock issued
 for cash at $0.50
 per share            1,200,000      12      599,988                  600,000

Net loss during
 the period                                              (97,165)     (97,165)
                     ----------   -----  -----------  ----------  -----------
Balance at
 September 30, 1999  14,200,000   $ 142  $ 1,530,858  $ (263,421) $ 1,267,579
                     ==========   =====  ===========  ==========  ===========













   See accompanying notes to the consolidated financial statements

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Financial Statements
For the Period from February 20, 1997 (Inception) to September 30, 1999
NOTE 1 - NATURE OF OPERATIONS AND CONTINGENCIES

The Company is a development stage company incorporated under the laws of the State of Nevada as Trans New Zealand Oil Company on February 20, 1997. The Company's name was subsequently changed to AMG Oil Ltd. on July 27, 1998.

The Company is primarily engaged in the acquisition, exploration and development of its oil and gas property and has yet to determine whether its property contains oil and gas reserves that are economically recoverable. The recoverability of the amounts capitalized for oil and gas property is dependent upon the completion of exploration work, the discovery of oil and gas reserves in commercial quantities and the subsequent development of such reserves.

The Company does not generate sufficient cash flow from operations to fund its entire exploration and development activities and has therefore relied principally upon the issuance of securities for financing. The Company intends to continue relying upon the issuance of securities to finance its operations and exploration and development activities to the extent such measures are available and obtainable under terms acceptable to the Company. Accordingly, the Company's consolidated financial statements are presented on a going concern basis.

Refer to Note 7

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)   Basis of Consolidation

These consolidated financial statements include the accounts of AMG Oil Ltd. and its wholly-owned subsidiaries, AMG Oil (NZ) Limited and Trans New Zealand Oil (PNG) Limited. All significant intercompany balances and transactions have been eliminated.

b)   Accounting Principles and Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Actual results may differ from those estimates.

c)   Translation of Foreign Currencies

The Company's foreign operations through its subsidiaries are of an integrated nature and accordingly, the remeasurement method of foreign currency translation is used for conversion into United States dollars as follows:

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Financial Statements
For the Period from February 20, 1997 (Inception) to September 30, 1999
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenues and expenses arising from foreign currency transactions are translated into United States dollars at the average rate for the year. Monetary assets and liabilities are translated into United States dollars at the rates prevailing at the balance sheet date. Other assets and liabilities are translated into United States dollars at the rates prevailing on the transaction dates. Exchange gains and losses are recorded as income or expense in the year in which they occur.

d)   Financial Instruments and Financial Risk

The Company's financial instruments consist of current assets and current liabilities. The fair values of the current assets and liabilities approximate the carrying amounts due to the short-term nature of these instruments.

e)   Accounting Pronouncements Recently Issued

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128: Earnings per Share ("SFAS 128"), effective for fiscal periods ending after December 15, 1997 and requiring restatement of all prior period earnings per share data. SFAS 128 replaces the presentation of primary earnings per share ("EPS") with a presentation of both basic and diluted EPS for all entities with complex capital structures.

Basic EPS excludes dilutive securities and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common shares and is computed similarly to fully diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations.

The FASB issued Statement of Financial Accounting Standards No. 130:
Reporting Comprehensive Income ("SFAS 130"), effective for fiscal periods beginning after December 15, 1997 and requiring restatement of all comparative financial statements disclosed. SFAS 130 requires that all items required to be recognized under accounting standards as components of comprehensive income be reported as part of the basic financial statements. The Company does not expect adoption of this new standard to have a material effect on its financial reporting.

The FASB issued Statement of Financial Accounting Standards No. 131:
Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"), effective for fiscal periods beginning after December 15, 1997 and requiring restatement of all comparative financial statements disclosed. SFAS 131 establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports. The Company does not expect adoption of this new standard to have a material effect on its financial reporting.

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Financial Statements
For the Period from February 20, 1997 (Inception) to September 30, 1999
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The FASB issued Statement of Financial Accounting Standards No. 133:
Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), effective for fiscal periods beginning after June 15, 1999. SFAS 133 requires that the fair-market value of derivatives be reported on the balance sheet and any changes in the fair value of the derivative be reported in income or other comprehensive income, as appropriate. The Company does not expect adoption of this new standard to have a material effect on its financial reporting.

f)   Joint Operations

The Company's exploration and development activities are conducted jointly with other companies and accordingly, these financial statements reflect only the Company's proportionate interest in these activities.

g)   Oil and Gas Property

The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the acquisition, exploration and development of oil and gas properties are capitalized in cost centers on a country-by-country basis. Such costs include property acquisition costs, geological and geophysical studies, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, and overhead expenses directly related to these activities.

Depletion is calculated for producing properties by using the unit-of-production method based on proved reserves, before royalties, as determined by management of the Company or independent consultants. Sales of oil and gas properties are accounted for as adjustments of capitalized costs, without any gain or loss recognized, unless such adjustments significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost center. Costs of abandoned oil and gas properties are accounted for as adjustments of capitalized costs and written off to expense.

A ceiling test is applied to each cost center by comparing the net capitalized costs to the present value of the estimated future net revenues from production of proved reserves discounted by 10%, net of the effects of future costs to develop and produce the proved reserves, plus the costs of unproved properties net of impairment, and less the effects of income taxes. Any excess capitalized costs are written off to expense. Unproved properties are assessed for impairment on an annual basis by applying factors that rely on historical experience. In general, the Company may write-off any unproved property under one or more of the following conditions:

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Financial Statements
For the Period from February 20, 1997 (Inception) to September 30, 1999

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i) there are no firm plans for further drilling on the unproved property;
ii) negative results were obtained from studies of the unproved property;
iii) negative results were obtained from studies conducted in the vicinity of the unproved property; or
iv) the remaining term of the unproved property does not allow sufficient time for further studies or drilling.

h)   Income Taxes

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events other than enactment of changes in the tax laws or rates are considered.

NOTE 3 - MARKETABLE SECURITIES

Marketable securities comprise of 79,400 common shares (September 30, 1998: 109,400 shares and September 30, 1997: Nil) of Trans-Orient Petroleum Ltd. acquired at a cost of $235,773 (September 30, 1998:
$324,856 and September 30, 1997: Nil) and recorded at an estimated market value of $42,876 (September 30, 1998: $180,510 and September 30, 1997: Nil).

Refer to Note 6

NOTE 4 - INVESTMENTS

Investments consists of 300,000 common shares (September 30, 1998:
300,000 shares and September 30, 1997: Nil) of Gondwana Energy, Ltd. ("Gondwana") acquired at a deemed cost of $10,000 and recorded at an estimated market value of $10,000 (September 30, 1998: $10,000 and September 30, 1997: Nil).

The Company has the right to a further 300,000 common shares of Gondwana if a commercial discovery is located in Petroleum Exploration Permit 38723.

Refer to Note 6

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Financial Statements
For the Period from February 20, 1997 (Inception) to September 30, 1999

NOTE 5 - OIL AND GAS PROPERTY

PEP 38256

The Company has a 30% participating interest in Petroleum Exploration Permit 38256 ("PEP 38256") which was granted on August 25, 1997. The other participants in PEP 38256 are Indo-Pacific Energy Ltd. (35%), as the operator, and Trans-Orient Petroleum Ltd. (35%). PEP 38256 is located in New Zealand and provides for the exclusive right to explore for petroleum for an initial term of five years. The participants are required to relinquish at least one-half of the original area by August 25, 2000 and a further one-half of the remaining area upon extension of PEP 38256 for a further five years. The participants can apply for extensions or reductions of the committed work program for PEP 38256 under certain circumstances. Any production permits granted will be for a term of up to 40 years from the date of issue. The New Zealand government has reserved a royalty of the greater of 5% of net sales revenue or 20% of accounting profits from the sale of petroleum products.

By an agreement dated June 25, 1998, the Company acquired a right to earn up to an 80% participating interest in PEP 38256 from Indo-Pacific Energy Ltd. and Trans-Orient Petroleum Ltd. In July 1998, the Company earned a 30% participating interest in PEP 38256 by funding all of the costs of acquiring, processing and interpreting 200 kilometers of new seismic data. The Company has the right to earn an additional 50% participating interest by funding all of the costs of drilling two exploration wells including any further seismic data required prior to drilling. By agreements dated December 3, 1998 and October 26, 1999, this right has been extended to May 31, 2000.

The Company and the other participants have completed the work program required for the first two and a half years. The remaining work program requires the participants to drill one exploration well prior to August 25, 2000.

At September 30, 1999, PEP 38256 is in good standing with respect to its work commitments. The Company's share of the committed work program for the 2000 fiscal year requires an estimated $1,350,000 of exploration expenditures to be incurred.

Refer to Notes 6 and 12

NOTE 6 - RELATED PARTY TRANSACTIONS

a)   Marketable Securities

Marketable securities consist entirely of common shares of Trans-Orient Petroleum Ltd., a public company with directors, officers and/or principal shareholders in common with the Company.

Refer to Note 3

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Financial Statements
For the Period from February 20, 1997 (Inception) to September 30, 1999
NOTE 6 - RELATED PARTY TRANSACTIONS (continued)

b)   Investments

Investments consist entirely of common shares of Gondwana Energy, Ltd. ("Gondwana"), a public company with directors, officers and/or principal shareholders in common with the Company.

During the 1998 fiscal year, the Company sold its 20% participating interest in Petroleum Exploration Permit 38723 ("PEP 38723") to Gondwana in exchange for 300,000 common shares of Gondwana at a deemed value of $0.03333 per share. If a commercial discovery is located in PEP 38723 before October 30, 2002, an additional 300,000 common shares of Gondwana will be issued to the Company.

Refer to Note 4

c)   Oil and Gas Property

Indo-Pacific Energy Ltd. ("Indo-Pacific") and Trans-Orient Petroleum Ltd. ("Trans-Orient") are public companies with directors, officers and/or principal shareholders in common with the Company. During the 1998 fiscal year, these companies granted the Company a right to earn up to an 80% participating interest in Petroleum Exploration Permit 38256.

Refer to Note 5

d)   Private Placements and Stock Options

During the 1998 fiscal year, the Company issued a total of 2,000,000 shares at a price of $0.25 per share pursuant to private placement agreements for total proceeds of $500,000 in equal proportions to Source Rock Holdings Limited ("Source Rock"), a wholly-owned subsidiary of Indo-Pacific, and Reservoir Rock Holdings Limited ("Reservoir Rock"), a wholly-owned subsidiary of Trans-Orient. Additionally, stock options to purchase a total of 2,000,000 shares exercisable at a price of $0.50 per share expiring on July 31, 2000 were granted in equal proportions to Source Rock and Reservoir Rock.

During the 1999 fiscal year, the Company issued 800,000 shares at a price of $0.50 per share to Source Rock and 400,000 shares at a price of $0.50 per share to Reservoir Rock pursuant to the exercise of stock options for total cash proceeds of $600,000.

Refer to Note 8

e)   Consulting Agreements

During the 1999 fiscal year, the Company paid $4,483 (1998 fiscal year:
$4,295 and 1997 fiscal period: Nil) in consulting fees to directors of the Company.

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Financial Statements
For the Period from February 20, 1997 (Inception) to September 30, 1999
NOTE 6 - RELATED PARTY TRANSACTIONS (continued)

During the 1999 fiscal year, the Company paid $18,288 (1998 fiscal year:
Nil and 1997 fiscal period: Nil) in consulting fees to a Company having directors, officers and/or principal shareholders in common with the Company.

During the 1998 fiscal year, the Company paid $30,000 (1997 fiscal period: Nil) in consulting fees to private companies wholly-owned by various shareholders of the Company.

f)   Management Agreement

During the 1998 fiscal year, the Company paid $5,921 (1997 fiscal period:
Nil) in management fees to a subsidiary of Source Rock.

g)   Loan Payable

During the 1997 fiscal period, the Company repaid a $6,250 loan to a shareholder of the Company.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company participates in oil and gas exploration and development activities as a joint venturer with related parties and is contractually committed under agreements to complete certain exploration programs. The Company's management estimates that the total commitments under various agreements are approximately $1,350,000.

The Company is not aware of any events of noncompliance in its operations with any environmental laws or regulations nor of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

NOTE 8 - COMMON STOCK

a)   Authorized and Issued Share Capital

The authorized share capital of the Company is 100,000,000 shares of common stock with a par value of $0.00001 per share. At September 30, 1999, there were 14,200,000 shares (September 30, 1998: 13,000,000 shares and September 30, 1997: 9,000,000 shares) issued and outstanding.

b)   Share Issuances

During the 1999 fiscal year, the Company issued 1,200,000 shares pursuant to the exercise of stock options for total cash proceeds of $600,000.

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Financial Statements
For the Period from February 20, 1997 (Inception) to September 30, 1999
NOTE 8 - COMMON STOCK (continued)

During the 1998 fiscal year, the Company issued 4,000,000 shares pursuant to private placements for total cash proceeds of $600,000.

During the 1997 fiscal period, the Company issued 9,000,000 shares pursuant to private placements for total cash proceeds of $331,000.

Refer to Note 6

c)   Stock Options

The Company applies Accounting Principles Board Opinion No. 25:
Accounting for Stock Issued to Employees to account for all compensatory stock options granted. Further, Statement of Financial Accounting Standards No. 123: Accounting for Stock-Based Compensation ("SFAS 123") requires additional disclosure to reflect the results of the Company had it elected to follow SFAS 123.

SFAS 123 requires a fair value based method of accounting for all compensatory stock options using the Black-Scholes option pricing model. However, these models were developed for use in estimating the fair value of traded options and require the input of and are highly sensitive to subjective assumptions including the expected stock price volatility.
The stock options granted by the Company have characteristics significantly different from those of traded options and, in the opinion of management, the existing model does not provide a reliable single measure of the fair value of any compensatory stock options granted by the Company.

In accordance with SFAS 123, the following is a summary of the changes in the Company's stock options for the 1999, 1998 and 1997 fiscal periods:

               1999                1998                1997
                         Weighted            Weighted            Weighted
                         Average             Average             Average
               Number    Exercise  Number    Exercise  Number    Exercise
Fixed Options  of Shares Price     of Shares Price     of Shares Price
[S]            [C]       [C]       [C]       [C]       [C]       [C]
Balance at
 beginning
 of period     2,000,000 $ 0.50           -  $   -     -         $ -
Granted               -      -     2,000,000   0.50    -           -
Exercised     (1,200,000)  0.50           -      -     -           -
Outstanding and
 exercisable at
 end of period   800,000 $ 0.50    2,000,000 $ 0.50    -         $ -

Weighted-average
 fair value of
 options granted
 during the period       $   -               $   -               $ -

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Financial Statements
For the Period from February 20, 1997 (Inception) to September 30, 1999
NOTE 8 - COMMON STOCK (continued)

During the 1999 fiscal year and the 1997 fiscal period, no stock options were granted by the Company thus no weighted-average fair value has been assigned. During the 1998 fiscal year, the Company granted stock options to purchase a total of 2,000,000 shares exercisable at a price of $0.50 per share until expiry on July 31, 2000. As these stock options were not compensatory in nature, the calculation of compensation cost under APB 25 and SFAS 123 do no apply. Accordingly, the Company's net loss and basic and diluted loss per share as reported and pro forma as if SFAS 123 had been applied are the same for the 1999, 1998 and 1997 fiscal periods.

Refer to Note 6

NOTE 9 - LOSS PER SHARE

Statement of Financial Accounting Standards No. 128: Earnings per Share ("SFAS 128") replaces the presentation of primary earnings per share ("EPS") with a presentation of both basic and diluted EPS for all entities with complex capital structures including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock and is computed similarly to fully-diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations.

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations for the 1999, 1998 and 1997 fiscal periods:

                              1999           1998           1997
[S]                           [C]            [C]            [C]
Numerator, net loss
 for the period               $  (97,165)    $ (144,368)    $ (21,888)

Denominator:
Weighted-average number
 of shares outstanding        13,650,959     10,941,096     2,354,260

Basic and diluted
 loss per share               $    (0.01)    $    (0.01)    $   (0.01)

Stock options outstanding were not included in the computation of diluted loss per share as such inclusion would be antidilutive due to net losses incurred for the 1999, 1998 and 1997 fiscal periods.

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Financial Statements
For the Period from February 20, 1997 (Inception) to September 30, 1999

NOTE 10 - INCOME TAXES

There are no income taxes payable by the Company for the September 30, 1999, 1998 and 1997 fiscal periods. At September 30, 1999, the Company has certain resource and other unused tax pools to offset future taxable income derived in the United States and New Zealand.

The benefits of these resource and other unused tax pools have been offset by a valuation allowance of the same amount.

NOTE 11 - NAME CHANGE

On July 27, 1998, the name of the Company was changed from Trans New Zealand Oil Company to AMG Oil Ltd.

NOTE 12 - SUBSEQUENT EVENT

By an amendment to an agreement dated February 23, 2000 between the Company and the other participants of PEP 38256, the Company will fund the acquisition of additional seismic data in return for an extension of the Company's right to earn up to an additional 50% participating interest in PEP 38256 to June 15, 2000. Additionally, the Company's right to increase its participating interest in PEP 38256 has been amended as follows:

i) earn an additional 50% participating interest in PEP 38256 by funding all of the costs of drilling two exploration wells including any further seismic data required prior to drilling; or
ii) earn an additional 35% participating interest in PEP 38256 by funding all of the costs of drilling one exploration well including any further seismic data required prior to drilling and, at the option of the Company upon completion of the first exploration well, earn a further 15% participating interest in PEP 38256 by funding all of the costs of drilling a second exploration well including any further seismic data required prior to drilling.

The first exploration well must be drilled prior to August 25, 2000.

                      REVIEW ENGAGEMENT REPORT

To the Board of Directors and Shareholders of AMG Oil Ltd. (formerly Trans New Zealand Oil Company)

We have reviewed the accompanying consolidated interim balance sheets of AMG Oil Ltd. (formerly Trans New Zealand Oil Company) as of March 31, 2000 and 1999 and the related consolidated interim statements of operations, cash flows and changes in stockholders' equity for the six month periods ended March 31, 2000 and 1999, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of the Company.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.


CERTIFIED PUBLIC ACCOUNTANTS



Bellingham, Washington
May 12, 2000

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Consolidated Interim Balance Sheets
(Unaudited - See Accountants' Review Report)
As at March 31,


                                   2000           1999

Assets

Current
 Cash                              $    27,599    $   267,210
 Accounts receivable                       299            942
 Prepaid expenses                       10,457             -
 Marketable securities (Note 3)         30,172         84,323
                                   -----------    -----------
                                        68,527        352,475

Investments (Note 4)                    10,000         10,000
Equipment, net of accumulated
 depreciation (Note 2)                   3,456             -
Oil and gas property (Note 5)        1,167,698        952,314
                                   -----------    -----------
     Total Assets                  $ 1,249,681    $ 1,314,789
                                   ===========    ===========

Liabilities

Current
 Accounts payable and accrued
  liabilities                      $    20,387    $     3,500
 Due to related parties                 12,798          4,665
                                   -----------    -----------
     Total Liabilities                  33,185          8,165
                                   -----------    -----------
Commitments and Contingencies
 (Notes 1 and 7)

Stockholders' Equity
 Common Stock $0.00001 par value
  (Note 8)                                 142            142
 Additional paid-in capital          1,530,858      1,530,858
 Deficit accumulated during the
  development stage                   (314,504)      (224,376)
                                   -----------    -----------
     Total Stockholders' Equity      1,216,496      1,306,624
                                   -----------    -----------
     Total Liabilities and
      Stockholders' Equity         $ 1,249,681    $ 1,314,789
                                   ===========    ===========
Subsequent Events (Note 12)

See accompanying notes to the consolidated interim financial statements

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Consolidated Interim Statements of Operations
(Unaudited - See Accountants' Review Report)

                                                       Cumulative
                                                       from inception
                         Six Months     Six Months     on 02/20/97
                         Ended          Ended          to
                         03/31/00       03/31/99       03/31/00
Revenues
 Interest income         $   5,853      $   5,727      $   34,584
                         ---------      ---------      ----------
Expenses
 General and
  administrative            44,232         40,608         134,131
 Loss on sale of marketable
  securities                    -          16,135          16,135
 Write-down of marketable
  securities                12,704          7,104         205,601
 Write-down of oil and
  gas property                  -              -              160
                         ---------      ---------      ----------
                            56,936         63,847         356,027
                         ---------      ---------      ----------
                           (51,083)       (58,120)       (321,443)
 Gain on sale of oil
  and gas property              -              -            6,939
                         ---------      ---------      ----------
Net loss for the period  $ (51,083)     $ (58,120)     $ (314,504)
                         =========      =========      ==========
Basic and diluted loss per
 share (Note 9)          $   (0.01)     $   (0.01)     $    (0.03)
                         =========      =========      ==========






















See accompanying notes to the consolidated interim financial statements

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Consolidated Interim Statements of Cash Flows
(Unaudited - See Accountants' Review Report)
                                                       Cumulative
                                                       from inception
                         Six Months     Six Months     on 02/20/97
                         Ended          Ended          to
                         03/31/00       03/31/99       03/31/00

OPERATING ACTIVITIES
 Net loss for the period $  (51,083)    $  (58,120)    $   (314,504)
Adjustments to reconcile
 net loss to cash applied
 to operating activities:
 Depreciation                    70             -                70
 Loss on sale of
  marketable securities          -          16,135           16,135
 Write-down of marketable
  securities                 12,704          7,104          205,601
 Write-down of oil and
  gas property                   -              -               160
 Gain on sale of oil and
  gas property                   -              -            (6,939)
Changes in non-cash working
 capital:
 Accounts receivable           (207)           (25)            (299)
 Prepaid expenses           (10,457)            -           (10,457)
 Accounts payable and
  accrued liabilities        14,315         (2,238)          20,387
 Due to related parties      12,798          4,665           12,798
                         ----------     ----------     ------------
Net cash used in
 operating activities       (21,860)       (32,479)         (77,048)
                         ----------     ----------     ------------
FINANCING ACTIVITIES
 Common shares issued
  for cash                       -         600,000        1,531,000
                         ----------     ----------     ------------
Net cash provided by
 financing activities            -         600,000        1,531,000
                         ----------     ----------     ------------
INVESTING ACTIVITIES
Purchase of fixed assets     (3,526)            -            (3,526)
Purchase of marketable
 securities                      -              -          (324,856)
Proceeds from sale of
 marketable securities           -          72,948           72,948
Exploration expenditures   (205,144)      (529,007)      (1,170,919)
                         ----------     ----------     ------------
Net cash used in
 investing activities      (208,670)      (456,059)      (1,426,353)
                         ----------     ----------     ------------
Net increase (decrease) in
 cash during the period    (230,530)       111,462           27,599

Cash position - Beginning
 of period                  258,129        155,748               -
                         ----------     ----------     ------------
Cash position - End of
 period                  $   27,599     $  267,210     $     27,599
                         ==========     ==========     ============


See accompanying notes to the consolidated interim financial statements

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Consolidated Interim Statements of Changes in Stockholders' Equity (Unaudited - See Accountants' Review Report)

For the Six Months Ended March 31, 2000 and 1999





                                                    Deficit
                                                    Accumulated
                                        Additional  during the    Total
                     Common Stock       Paid-in     Development   Stockholders'
                  Shares      Amount    Capital     Stage         Equity

Balance at
 09/30/98         13,000,000  $ 130     $   930,870 $  (166,256)  $   764,744

Common stock issued
 for  cash at $0.50
 per share         1,200,000     12        599,988                    600,000

Net loss for
 the period                                             (58,120)      (58,120)
                  ----------  -----    -----------  -----------   -----------
Balance at
 03/31/99         14,200,000  $ 142    $ 1,530,858  $  (224,376)  $ 1,306,624
                  ==========  =====    ===========  ===========   ===========
Balance at
 09/30/99         14,200,000  $ 142    $ 1,530,858  $  (263,421)  $ 1,267,579

Net loss for
 the period                                             (51,083)      (51,083)
                 ----------   -----    -----------  -----------   -----------
Balance at
 03/31/00        14,200,000   $ 142    $ 1,530,858  $  (314,504)  $ 1,216,496
                 ==========   =====    ===========  ===========   ===========



















See accompanying notes to the consolidated interim financial statements

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Interim Financial Statements
(Unaudited - See Accountants' Review Report)

For the Six Months Ended March 31, 2000 and 1999

NOTE 1 - NATURE OF OPERATIONS AND CONTINGENCIES

The Company is a development stage company incorporated under the laws of the State of Nevada as Trans New Zealand Oil Company on February 20, 1997. The Company's name was subsequently changed to AMG Oil Ltd. on July 27, 1998.

The Company is primarily engaged in the acquisition, exploration and development of its oil and gas property and has yet to determine whether its property contains oil and gas reserves that are economically recoverable. The recoverability of the amounts capitalized for oil and gas property is dependent upon the completion of exploration work, the discovery of oil and gas reserves in commercial quantities and the subsequent development of such reserves.

The Company does not generate sufficient cash flow from operations to fund its entire exploration and development activities and has therefore relied principally upon the issuance of securities for financing. The Company intends to continue relying upon the issuance of securities to finance its operations and exploration and development activities to the extent such measures are available and obtainable under terms acceptable to the Company. Accordingly, the Company's consolidated financial statements are presented on a going concern basis.

Refer to Note 7

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)   Basis of Consolidation

These consolidated financial statements include the accounts of AMG Oil Ltd. and its wholly-owned subsidiaries, AMG Oil (NZ) Limited and Trans New Zealand Oil (PNG) Limited. All significant intercompany balances and transactions have been eliminated.

b)   Accounting Principles and Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Actual results may differ from those estimates.

c)   Translation of Foreign Currencies

The Company's foreign operations through its subsidiaries are of an integrated nature and accordingly, the remeasurement method of foreign currency translation is used for conversion into United States dollars as follows:

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Interim Financial Statements
(Unaudited - See Accountants' Review Report)

For the Six Months Ended March 31, 2000 and 1999

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)   Translation of Foreign Currencies (Continued)

Revenues and expenses arising from foreign currency transactions are translated into United States dollars at the average rate for the year. Monetary assets and liabilities are translated into United States dollars at the rates prevailing at the balance sheet date. Other assets and liabilities are translated into United States dollars at the rates prevailing on the transaction dates. Exchange gains and losses are recorded as income or expense in the year in which they occur.

d)   Financial Instruments and Financial Risk

The Company's financial instruments consist of current assets and current liabilities. The fair values of the current assets and liabilities approximate the carrying amounts due to the short-term nature of these instruments.

e)   Accounting Pronouncements Recently Issued

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128: Earnings per Share ("SFAS 128"), effective for fiscal periods ending after December 15, 1997 and requiring restatement of all prior period earnings per share data. SFAS 128 replaces the presentation of primary earnings per share ("EPS") with a presentation of both basic and diluted EPS for all entities with complex capital structures.

Basic EPS excludes dilutive securities and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common shares and is computed similarly to fully diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations.

The FASB issued Statement of Financial Accounting Standards No. 130:
Reporting Comprehensive Income ("SFAS 130"), effective for fiscal periods beginning after December 15, 1997 and requiring restatement of all comparative financial statements disclosed. SFAS 130 requires that all items required to be recognized under accounting standards as components of comprehensive income be reported as part of the basic financial statements. The Company does not expect adoption of this new standard to have a material effect on its financial reporting.

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Interim Financial Statements
(Unaudited - See Accountants' Review Report)

For the Six Months Ended March 31, 2000 and 1999

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Accounting Pronouncements Recently Issued (Continued)

The FASB issued Statement of Financial Accounting Standards No. 131:
Disclosures about Segments of an Enterprise and Related Information ('SFAS 131"), effective for fiscal periods beginning after December 15, 1997 and requiring restatement of all comparative financial statements disclosed. SFAS 131 establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports. The Company does not expect adoption of this new standard to have a material effect on its financial reporting.

The FASB issued Statement of Financial Accounting Standards No. 133:
Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), effective for fiscal periods beginning after June 15, 1999.
SFAS 133 requires that the fair-market value of derivatives be reported on the balance sheet and any changes in the fair value of the derivative be reported in income or other comprehensive income, as appropriate. The Company does not expect adoption of this new standard to have a material effect on its financial reporting.

f)   Joint Operations

The Company's exploration and development activities are conducted jointly with other companies and accordingly, these financial statements reflect only the Company's proportionate interest in these activities.

g)    Equipment

Equipment consists solely of computer equipment recorded at cost and depreciated on 30% declining balance basis. $70 was recorded as depreciation expense during the six month period (1999: $nil).

h)   Oil and Gas Property

The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the acquisition, exploration and development of oil and gas properties are capitalized in cost centers on a country-by-country basis. Such costs include property acquisition costs, geological and geophysical studies, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, and overhead expenses directly related to these activities.

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Interim Financial Statements
(Unaudited - See Accountants' Review Report)

For the Six Months Ended March 31, 2000 and 1999

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

h) Oil and Gas Property (Continued)

Depletion is calculated for producing properties by using the unit-of-production method based on proved reserves, before royalties, as determined by management of the Company or independent consultants. Sales of oil and gas properties are accounted for as adjustments of capitalized costs, without any gain or loss recognized, unless such adjustments significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost center. Costs of abandoned oil and gas properties are accounted for as adjustments of capitalized costs and written off to expense.

A ceiling test is applied to each cost center by comparing the net capitalized costs to the present value of the estimated future net revenues from production of proved reserves discounted by 10%, net of the effects of future costs to develop and produce the proved reserves, plus the costs of unproved properties net of impairment, and less the effects of income taxes. Any excess capitalized costs are written off to expense. Unproved properties are assessed for impairment on an annual basis by applying factors that rely on historical experience.
In general, the Company may write-off any unproved property under one or more of the following conditions:

i) there are no firm plans for further drilling on the unproved property;
ii) negative results were obtained from studies of the unproved property;
iii) negative results were obtained from studies conducted in the vicinity of the unproved property; or
iv) the remaining term of the unproved property does not allow sufficient time for further studies or drilling.

i)   Income Taxes

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future consequences, all expected future events other than enactment of changes in the tax laws or rates are considered.

NOTE 3 - MARKETABLE SECURITIES

Marketable securities comprise of 79,400 common shares of Trans-Orient Petroleum Ltd. acquired at a cost of $235,773 and recorded at an estimated market value of $30,172 (March 31,1999: $84,323).

Refer to Note 6

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Interim Financial Statements
(Unaudited - See Accountants' Review Report)

For the Six Months Ended March 31, 2000 and 1999

NOTE 4 - INVESTMENTS

Investments consists of 300,000 common shares of Gondwana Energy, Ltd. ("Gondwana") acquired at a deemed cost of $10,000 and recorded at an estimated market value of $10,000.

The Company has the right to an additional 300,000 common shares of Gondwana at a nominal cost if a commercial discovery is located in Petroleum Exploration Permit 38723 before October 30, 2002.

Refer to Note 6

NOTE 5 - OIL AND GAS PROPERTY

PEP 38256

The Company initially earned a 30% participating interest in Petroleum Exploration Permit 38256 ("PEP 38256") originally granted on August 25, 1997. The other participants in PEP 38256 are Indo-Pacific Energy Ltd. (35%), as the operator, and Trans-Orient Petroleum Ltd. (35%). PEP 38256 is located in New Zealand and provides for the exclusive right to explore for petroleum for an initial term of five years. The participants are required to relinquish at least one-half of the original area by August 25, 2000 and a further one-half of the remaining area upon extension of PEP 38256 for a further five years. The participants can apply for extensions or reductions of the committed work program for PEP 38256 under certain circumstances. As at March 31, 2000 PEP 38256 is in good standing with respect to its work commitments. The participants must drill one exploration well by August 25, 2000 to fulfill the remaining requirements under the Permit.

Any production permits granted will be for a term of up to 40 years from the date of issue. The New Zealand government has reserved a royalty of the greater of 5% of net sales revenue or 20% of accounting profits from the sale of petroleum products.

Indo-Pacific and Trans-Orient have jointly granted the Company an option to earn either an additional 50% participating interest in PEP 38256, upon funding all related expenditures for the drilling of two explorations wells or, an additional 35% by funding all related costs for one exploration well. If the Company initially elects to fund the drilling of one well it can exercise a further option to earn an additional 15% upon the funding of all costs for a second exploration well. The Company is required to notify Indo-Pacific and Trans-Orient of its initial election by June 16, 2000. If the Company initially elects to drill one well it has 30 days from completion of the first well to exercise its option to drill the second well.

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Interim Financial Statements
(Unaudited - See Accountants' Review Report)

For the Six Months Ended March 31, 2000 and 1999

NOTE 5 - OIL AND GAS PROPERTY (continued)

The full cost of drilling the first exploratory well is estimated at $1,250,000. The full cost of drilling the second exploratory well is estimated at $1,000,000.

Refer to Note 6

NOTE 6 - RELATED PARTY TRANSACTIONS

a)   Marketable Securities

Marketable securities consist entirely of common shares of Trans-Orient Petroleum Ltd., a public company with directors, officers and/or principal shareholders in common with the Company.

Refer to Note 3

b)   Investments

Investments consist entirely of common shares of Gondwana Energy, Ltd., a public company with directors, officers and/or principal shareholders in common with the Company.

Refer to Note 4

c)   Oil and Gas Property

Indo-Pacific Energy Ltd. and Trans-Orient Petroleum Ltd. are public companies with directors, officers and/or principal shareholders in common with the Company.

Refer to Note 5

d)   Private Placements and Stock Options

During the six month period ended March 31, 1999, the Company issued 800,000 shares at a price of $0.50 per share to a wholly owned subsidiary of Indo-Pacific Energy Ltd. and 400,000 shares at a price of $0.50 per share to a wholly owned subsidiary of Trans-Orient Petroleum Ltd., pursuant to the exercise of stock options for total cash proceeds of $600,000.

Refer to Note 8

e)   Consulting Agreements

The Company paid $327 (1999: $ 2,018) in consulting fees to directors of the Company.

The Company paid $11,735 (1999: $18,288) for services to companies having directors, officers and/or principal shareholders in common with the Company.

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Interim Financial Statements
(Unaudited - See Accountants' Review Report)

For the Six Months Ended March 31, 2000 and 1999

NOTE 6 - RELATED PARTY TRANSACTIONS (continued)

f)   Management Agreement

During the six month period ended March 31, 2000 the Company entered into an agreement with DLJ Management Corp., ("DLJ"), a wholly owned subsidiary of Trans-Orient Petroleum Ltd., to reimburse costs on a cost recovery basis. The Company incurred costs of $20,903, including an amount owed to DLJ at March 31, 2000 of $6,428. In addition, during the period, the Company paid a retainer of $10,457 to DLJ.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company participates in oil and gas exploration and development activities as a joint venture partner with related parties and is contractually committed under agreements to complete certain exploration programs. The Company's management estimates that the total commitments under various agreements are approximately $1,250,000 to drill the first exploratory well and an additional $ 1,000,000 if it elects to drill the second well.

The Company is not aware of any events of noncompliance in its operations with any environmental laws or regulations, nor of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

NOTE 8 - COMMON STOCK

a)   Authorized and Issued Share Capital

The authorized share capital of the Company is 100,000,000 shares of common stock with a par value of $0.00001 per share. There are 14,200,000 shares issued and outstanding.

b)   Share Issuances

During 1999, the Company issued 1,200,000 shares pursuant to the exercise of stock options for total cash proceeds of $600,000.

Refer to Note 6

c)   Stock Options

The Company applies Accounting Principles Board Opinion No. 25:
Accounting for Stock Issued to Employees to account for all compensatory stock options granted. Further, Statement of Financial Accounting Standards No. 123: Accounting for Stock-Based Compensation ("SFAS 123") requires additional disclosure to reflect the results of the Company had it elected to follow SFAS 123.

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Interim Financial Statements
(Unaudited - See Accountants' Review Report)

For the Six Months Ended March 31, 2000 and 1999

NOTE 8 - COMMON STOCK (Continued)

c)   Stock Options (Continued)

SFAS 123 requires a fair value based method of accounting for all compensatory stock options using the Black-Scholes option pricing model. However, these models were developed for use in estimating the fair value of traded options and require the input of and are highly sensitive to subjective assumptions including the expected stock price volatility. The stock options granted by the Company have characteristics significantly different from those of traded options and, in the opinion of management, the existing model does not provide a reliable single measure of the fair value of any compensatory stock options granted by the Company.

In accordance with SFAS 123, the following is a summary of the changes in the Company's stock options for the 2000 and 1999 periods:

                    2000                     1999
                                   Weighted                 Weighted
                                   Average                  Average
                    Number         Exercise  Number         Exercise
                    of Shares      Price     of Shares      Price
Fixed Options

Balance at beginning
 of period          800,000        $ 0.50     2,000,000     $ 0.50

Exercised                                    (1,200,000)      0.50
                    -------        ------    ----------     ------
Outstanding and
 exercisable at end
 of period          800,000        $ 0.50       800,000     $ 0.50
                    -------        ------    ----------     ------
Weighted-average
 fair value of
 options granted
 during the period                 $   -                    $   -
                                   ------                   ------

The Company did not grant any stock options during the six months ended March 31, 2000 and 1999 and no weighted-average fair value was assigned. The existing stock options expire on July 31, 2000. As these stock options were not compensatory in nature, the calculation of compensation cost under APB 25 and SFAS 123 do no apply. Accordingly, the Company's net loss and basic and diluted loss per share as reported and pro forma as if SFAS 123 had been applied are the same for the 2000 and 1999 fiscal periods.

Refer to Note 6

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Interim Financial Statements
(Unaudited - See Accountants' Review Report)

For the Six Months Ended March 31, 2000 and 1999

NOTE 9 - LOSS PER SHARE

Statement of Financial Accounting Standards No. 128: Earnings per Share ("SFAS 128") replaces the presentation of primary earnings per share ("EPS") with a presentation of both basic and diluted EPS for all entities with complex capital structures including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock and is computed similarly to fully-diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations.

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations for the respective 2000 and 1999 six month periods:

                                        2000           1999

Numerator, net loss for the period      $  (51,083)    $  (58,120)
                                        ----------     ----------
Denominator:
 Weighted-average number of shares
  outstanding                           14,200,000     13,098,901

Basic and diluted loss per share        $    (0.01)    $    (0.00)
                                        ----------     ----------

Stock options outstanding were not included in the computation of diluted loss per share. The inclusion would be anti-dilutive, due to net losses incurred in the 2000 and 1999 periods.

NOTE 10 - INCOME TAXES

There are no income taxes payable by the Company. At March 31, 2000 the Company has certain resource and other unused tax pools to offset future taxable income derived in the United States and New Zealand.

The benefits of these resource and other unused tax pools have been offset by a valuation allowance of the same amount.

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Interim Financial Statements
(Unaudited - See Accountants' Review Report)

For the Six Months Ended March 31, 2000 and 1999

NOTE 11 - UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the year 2000 issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

NOTE 12 - SUBSEQUENT EVENTS

The Company issued 5,000,000 units for $0.05 per unit or $250,000, to Trans-Orient Petroleum Ltd., a related company with common directors and a principal shareholder (See Note 6). Each unit consists of one share of common stock of the Company and one share purchase warrant exercisable on or before April 17, 2005 at a price of $1 per share.

                              PART III

ITEM 1.   INDEX TO EXHIBITS

The following exhibits required by Item 601 of Regulation S-B are filed herewith:

Exhibit
Number    Description

3.1*      Initial Articles of Incorporation, as filed February 20,
          1997

3.2*      Bylaws

3.3* Articles of Amendment to the Articles of Incorporation, as filed on July 27, 1998.

27.2      Financial Data Schedule

99.1*     PEP 38256 Option Agreement dated June 25, 1998

99.2* Amending Agreement #1, Amendment #2 and Amendment Agreement #3 to PEP 38256 Option Agreement dated December 3, 1998, October 26, 1999 and February 23, 2000.

99.3*     PEP 38256 Joint Operating Agreement

99.4*     AMG Oil Ltd. 2000 Stock Option Plan

* Previously filed.

                             SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this signature page to be signed on its behalf by the undersigned, thereunto duly authorized.

AMG OIL LTD.


Name                Title                    Date


/s/ Cameron Fink
Cameron Fink        President and Director   March 18, 2000

/s/ Alex Guidi
Alex Guidi          Director                 March 18, 2000

/s/ Michael Hart
Michael Hart        Director                 March 18, 2000

/s/ David Bennett
David Bennett       Director                 March 18, 2000